Exhibit 99.2

COMPANIES ACT 2014

PUBLIC LIMITED COMPANY

MEMORANDUM

- AND -

ARTICLES OF ASSOCIATION

-OF-

ICON PUBLIC LIMITED COMPANY

(as amended by Special Resolutions up to
and including 22 July 2016)

A&L Goodbody
International Financial Services Centre
North Wall Quay,
Dublin 1

COMPANIES ACT 2014

PUBLIC LIMITED COMPANY

MEMORANDUM OF ASSOCIATION

- OF -

ICON PUBLIC LIMITED COMPANY

(as amended by Special Resolutions up to
and including 22 July 2016)

1.	The name of the Company is Icon Public Limited Company.

2.	The Company is to a public limited company for the purposes of Part 17 of the Companies Act 2014.

3.	The objects for which the Company is established are:-

(1)
To carry on the business of an investment holding company and for that purpose to subscribe for, take, purchase or otherwise acquire and hold either in the name of the Company or in that of any nominee shares, stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company wherever incorporated or carrying on business and debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any government, sovereign ruler, commissioners, public body or authority, supreme, dependent, municipal, local or otherwise in any part of the world generally to carry on business as an investment or holding company; and

(a)
to acquire any such shares, stock, debentures, debenture stock, bonds, notes, obligations, or securities by public offer, original subscription, contract, tender, purchase, exchange, underwriting, participation in syndicates or otherwise, and whether or not fully paid up, and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit and to hold, sell or otherwise and generally to sell exchange or otherwise dispose of deal with or turn to account any of the assets of the Company or any securities or investments of the Company acquired or agreed so to be and to invest in or to acquire by repurchase or otherwise any securities or investments of the kind before enumerated and to vary the securities and investments of the Company from time to time;

(b)
to exercise and enforce all rights and powers conferred by or incidental to the ownership of any such shares, stock, obligations, or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof and to provide managerial and other executive supervisory or consultant services for, or in relation to, any company in which the Company is interested upon such terms as may be thought fit;

(c)
to apply for, purchase or otherwise acquire and protect, prolong and renew in any part of the world, any patents, patent rights, brevets d'invention, licences, trade marks, technology and know-how, protections, concessions and the like, conferring any exclusive or non-exclusive or limited right to use, or any secret or other information as to any invention, process or privilege which may seem capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop, manufacture under or grant licences or privileges in respect thereof or otherwise turn to account the property, rights and information so acquired, and to carry on any business in any way connected therewith, and to expend money in experimenting upon and testing and in improving, or seeking to improve any patents, inventions or rights which the Company may acquire or propose to acquire; and

(d)
to do all or any of the above things in any part of the world and either as principals, agents, contractors, trustees or otherwise, and either by or through trustees, agents, sub-contractors or otherwise and either alone or in partnership or in conjunction with any person or company, and to contract for the carrying on of any operation connected with the Company's business by any person or company.

(2)
The carrying out of research in the fields of nutrition and metabolism and health with particular reference to the facts and problems appertaining to and effects of drugs, antibiotics, acids, alkalis, pharmaceutical, medicinal and chemical preparations, articles and compounds (whether of animal, vegetable or mineral origin), odours, liquids, foods, cosmetics, perfumes, pigments, oleaginous and vaporaceous substances and the effects of nutritional or metabolic status on pharmaconkinetics, pharmacodynamics, bioavailability, bioequivalence and metabolism of drugs.

(3)
The advancement in the knowledge of matters relating to the electromagnetics, radiation, ecology and environment and the pharmacologic effects of drugs, cosmetics, food substances, food additives and beverages.

(4)
To make provision and afford facilities for the training of approved persons with a view to preparing them as research workers in pharmacology, nutrition and metabolism, to encourage original research and to promote and grant scholarships and to conduct examinations and grant certificates and diplomas to such persons as satisfy the conditions prescribed by the Company (but so that no such certificate or diploma shall convey any statement expressing or implying that it is granted by or under the authority of the Departments of Health, Education, or any Government Department or Authority).

(5)
To carry on the business of data management and processing operations whether by automatic processing or otherwise and including but not limited to the collection, processing, keeping, use and disclosure of information in accordance with any applicable laws.

(6)
To carry on any other business except the issuing of policies of insurance which may seem to the Company capable of being conveniently carried on in connection with the above or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

(7)
As an object of the Company and as a pursuit in itself or otherwise and whether for the purpose of making a profit or avoiding a loss or for any other purpose whatsoever (whether or not the Company derives any benefit therefrom), to engage in currency exchange and interest rate transactions and any other financial or other transactions of whatever nature, including (without limiting the foregoing) any transaction for the purposes of, or capable of being for the purposes of, avoiding, reducing, minimising, hedging against or otherwise managing the risk of any loss, cost, expense or liability existing, or which may arise, directly or indirectly, from a change or changes in any interest rate or currency exchange rate or in the price or value of any property, asset, commodity, index or liability or from any other risk or factor, including but not limited to dealings, whether involving purchases, sales or otherwise, in foreign and Irish currency, spot and forward exchange rate contracts, forward rate agreements, caps, floors and collars, futures, options, swaps, and any other currency interest rate and other hedging arrangements and such other instruments as are similar to, or derivatives of, any of the foregoing.

(8)
To invest any monies of the Company in such investments (including shares in the Company) and in such manner as may from time to time be determined and to hold, sell or deal with such investments and generally to purchase, take on lease or in exchange or otherwise acquire any real and personal property and rights or privileges.

(9)
To acquire by purchase, exchange, lease, fee farm grant or otherwise either for an estate in fee simple or for any lesser estate or other estate or interest whether immediate or reversionary, and whether vested or contingent, any lands, tenements or hereditaments of any tenure, whether subject or not to any charges or encumbrances, and to hold, farm, work, manage, sell, let, alienate, mortgage or charge any lands, tenements or hereditaments, or any estates or interests therein, and any reversions, interests, annuities, life policies, and any other property, real or personal, movable or immovable either absolutely or conditionally and either subject or not to any mortgage, charge, annuity, ground rent or other rent or encumbrance and generally to purchase, take on, lease or in exchange or otherwise acquire any real or personal property of any nature, including choses in action and any rights or privileges of any nature.

(10)
To develop and turn to account any land acquired by the Company or in which it is interested and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, fitting up and improving buildings and conveniences and by planting, paving, draining, farming, cultivating, letting on building lease or building agreement and by advancing money to and entering into contracts and arrangements of all kinds with builders, tenants and others.

(11)
To establish and carry on and to promote the establishment and carrying on upon any property in which the Company has any interest of any business which may be conveniently carried on upon or in connection with such property and the establishment of which may seem calculated to enhance the value of the Company's interest in such property and to facilitate the disposal thereof.

(12)
To acquire and undertake the whole or any part of the undertaking, business, property and liabilities of any person or company carrying on any business which the Company is authorised to carry on or which is capable of being conducted so as to benefit the Company directly or indirectly or which is possessed of assets suitable for the purposes of the Company.

(13)
To lend money to such persons or companies either with or without security and upon such terms as may seem expedient and to guarantee the terms and provisions of any contracts or other obligations by any persons or companies and generally to give guarantees and indemnities for the obligations of any parties including the Company and whether or not the Company shall receive any consideration or other benefit for the same.

(14)
To borrow or raise or secure the payment of money in such manner as the Company shall think fit  and in particular by the issue of debentures or debenture stock, perpetual or otherwise or by mortgage charge or lien charged upon all or any of the Company's property, both present and future, including its uncalled capital, and to purchase, redeem or pay off any such securities and by a similar mortgage charge or lien to secure the obligations of the Company under any guarantee, indemnity, counter indemnity, negotiable instrument or other security instrument issued or given by the Company.

(15)	To adopt such means of making known the Company and its products and services as may seem expedient.

(16)
To sell, improve, manage, develop, exchange, lease, mortgage, enfranchise, dispose of, turn to account or otherwise deal with all or any part of the property, undertaking, rights or assets of the Company and for such consideration as the Company might think fit.  Generally to purchase, take on, lease or in exchange or otherwise acquire any real and personal property and rights or privileges.

(17)
To guarantee, support or secure, whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company, or by both such methods, the performance of the obligations of and the repayment or payment of the principal amounts of and premiums, interest and dividends on any securities of any person, firm or company, including (without prejudice to the generality of the foregoing) any company which is for the time being the Company's holding company (as defined by the Companies Act 2014) or any subsidiary (as defined in the said Companies Act 2014) of the Company's holding company or otherwise associated with the Company in business and to grant indemnities of all kind whether with or without any such security as above mentioned.

(18)	To amalgamate with, merge with or otherwise become part of or associated with any other company or association in any manner permitted by law.

(19)
To enter into partnership or into any arrangement for sharing profits, union of interest, co-operation, joint venture, reciprocal concession or otherwise with any person or company or engage in any business or transaction capable of being conducted so as directly or indirectly to benefit the Company.

(20)
To enter into any arrangement with any Government or authority supreme, municipal, local or otherwise that may seem conducive to the Company's objects or any of them and to obtain from any such government or authority, any rights, privileges and concessions which the Company may think it desirable to obtain, and to carry out exercise and comply with any such arrangements, rights, privileges and concessions.

(21)
To establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension or superannuation funds for the benefit of, and to give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company or any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary, or who are or were at any time Directors or Officers of the Company or of any such other company, as aforesaid, or any person in whose welfare the Company or any such other company as aforesaid is or has been at any time interested and the wives, widows, families and dependants of any such persons, and also to establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interest and well being of the Company or of any other such company as aforesaid or of any such persons as aforesaid and to make payments for or towards the insurance of any such persons as aforesaid, and to subscribe or guarantee money for charitable, benevolent or political objects including the promotion of the arts and cultural artistic and literary matters generally or for any exhibition or for any public, general or useful object, and to do any of the matters aforesaid either alone or in conjunction with any such other company or other person as aforesaid.

(22)
To establish and maintain a share option scheme or share option schemes as the Company may from time to time determine for any persons who are in the employment or service of the company or any subsidiary of the Company or any company which is allied to or associated with the company or with any such subsidiary or any person who are directors or officers of the Company or of any such other company as aforesaid or any person acting as a consultant to the Company or any subsidiary of the Company or such other persons as the Company may from time to time determine.

(23)
To insure the life of any individual who may, in the opinion of the Company, be of value to the Company, as having or holding for the Company interest, goodwill, or influence or otherwise and to pay the premiums on such insurance.

(24)
To promote any company or companies for the purpose of acquiring all or any of the property, assets and/or liabilities of the Company or for any other purpose which may seem directly or indirectly calculated to benefit the Company.

(25)
To remunerate any person or company for services rendered or to be rendered in placing or assisting to place or guaranteeing the placing of any of the shares in the Company's capital or any debentures, debenture stock or other securities of the Company, or in or about the formation or promotion of the Company or the conduct of its business.

(26)
To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures, letters of credit and other negotiable or transferable instruments.

(27)	To undertake and execute any trusts the undertaking whereof may seem desirable, whether gratuitously or otherwise.

(28)
To sell or dispose of the undertaking of the Company or any part thereof for such consideration as the Company may think fit and in particular for shares, debentures, or securities or any other company having objects in whole or in part similar to those of this Company.

(29)
To adopt such means of making known the products and business of the Company as may seem expedient and in particular by advertising in the press, by circulars, by purchase and exhibition of works of art or interest, by publication of books and periodicals, and by granting prizes, rewards, donations and other forms of sponsorship.

(30)
To obtain any provisional Order or Act of the Oireachtas or any licence certificate or other authority for enabling the Company to carry any of its objects into effect or for effecting any modification of the Company's constitution or for any other purpose which may seem expedient and to oppose any proceedings applications or intended legislation or regulation which may seem calculated directly or indirectly to prejudice the Company's interests.

(31)	To procure the Company to be registered or recognised in any country or place.

(32)
To promote freedom of contract and to resist, insure against, counteract and discourage interference therewith, to join any lawful federation, union or association, or do any other lawful act or thing with a view to preventing or resisting directly or indirectly any interruption of, or interference with the Company's or any other trade or business, or providing or safe-guarding against the same, or resisting or opposing any strike movement or organisation which may be thought detrimental to the interests of the Company or its employees and to subscribe to any association or fund for any such purposes.

(33)
To do all or any of the above things in any part of the world and either as principal, agent, contractor, trustee or otherwise, and either by or through trustees, agents, sub-contractors or otherwise and either alone or in partnership or in conjunction with any person or company and to contract for the carrying on of any operation connected with the Company's business by any person or company.

(34)	To distribute any of the property of the Company in specie among the members.

(35)	To do all such other things as the Company may think incidental or conducive to the attainment of the above objects or any of them.

NOTE A:	The objects specified in each paragraph of this clause shall, except where otherwise expressed in such paragraph, be in no way limited or restricted by reference to, or interference from, the terms of any other paragraph.

NOTE B:	It is hereby declared that the word "company" in this clause (except where it refers to this Company) shall be deemed to include any partnership or other body of persons, whether or not incorporated and whether formed in Ireland or elsewhere.

4.	The liability of the members is limited.

5.	The share capital of the Company is €6,000,000 divided into 100,000,000 Ordinary Shares of €0.06 each.

COMPANIES ACT 2014

PUBLIC LIMITED COMPANY

ARTICLES OF ASSOCIATION

OF

ICON PUBLIC LIMITED COMPANY

(As amended by Special Resolutions up to and including
22 July 2016)

Part I - Preliminary	1.	Interpretation

Part II - Share Capital and Rights	2.	Share Capital
	3.	Rights of Shares on issue
	4.	Redeemable Shares
	5.	Variation of rights
	6.	Trusts not recognised
	7.	Disclosure of interests
	8.	Allotment of Shares
	9.	Payment of commission
	10.	Payment by instalments

Part III - Share Certificates	11.	Issue of certificates
	12.	Replacement of certificates

Part IV - Lien on Shares	13.	Extent of lien
	14.	Power of sale
	15.	Power to effect transfer
	16.	Proceeds of sale
	17.	Liability of the Company to make payment

Part V - Calls on Shares and Forfeiture	18.	Making of calls
	19.	Time of call
	20.	Liability of joint Holders
	21.	Interest on calls
	22.	Amounts treated as calls

	23.	Power to differentiate
	24.	Interest on moneys advanced
	25.	Notice requiring payment
	26.	Power of disposal
	27.	Effect of forfeiture
	28.	Statutory declaration
	29.	Non-Payment of sums due on Share issues

Part VI - Conversion of Shares into Stock	30.	Conversion of Shares into stock
	31.	Transfer of stock
	32.	Rights of stockholders

Part VII - Transfer of Shares	33.	Form of instrument of transfer
	34.	Execution of instrument of transfer
	35.	Refusal to register transfers
	36.	Procedure on refusal
	37.	Closing of transfer books
	38.	Absence of registration fees
	39.	Retention of transfer instruments
	40.	Renunciation of allotment

Part IIX - Transmission of Shares	41.	Death of member
	42.	Transmission on death or bankruptcy
	43.	Rights before registration

Part IX - Alteration of Share Capital	44.	Increase of capital
	45.	Variation of capital
	46.	Fractions on consolidation
	47.	Reduction of capital
	48.	Purchase of own Shares

Part X - General Meetings	49.	Annual general meetings
	50.	Extraordinary general meetings
	51.	Convening general meetings
	52.	Notice of general meetings

Part XI - Proceedings at General Meetings	53.	Quorum for general meetings
	54.	Business of an annual general meeting
	55.	Chairman of general meetings

	56.	Directors' and Auditors' right to attend general meetings
	57.	Adjournment of general meetings
	58.	Determination of resolutions
	59.	Amendments to resolutions
	60.	Entitlement to demand poll
	61.	Taking of a poll
	62.	Votes of members
	63.	Chairman's casting vote
	64.	Voting by joint Holders
	65.	Voting by incapacitated Holders
	66.	Default in payment of calls
	67.	Restriction of voting and other rights
	68.	Time for objection to voting
	69.	Appointment of proxy
	70.	Bodies corporate acting by representatives at meetings
	71.	Deposit of proxy instruments
	72.	Electronic proxy
	73.	Effect of proxy appointments
	74.	Effect of revocation of proxy or of an authorisation

Part XII - Directors	75.	Number of Directors
	76.	Share qualification
	77.	Ordinary remuneration of Directors
	78.	Special remuneration of Directors
	79.	Expenses of Directors
	80.	Alternate Directors

Part XIIV - Powers of Directors	81.	Directors' powers
	82.	Power to delegate
	83.	Appointment of attorneys
	84.	Local management
	85.	Borrowing powers
	86.	Execution of negotiable instruments
	87.	Provision for employees

Part XIV - Appointment and Retirement of Directors	88.	Retirement by rotation
	89.	Deemed reappointment

	90.	Eligibility for appointment as a Director
	91.	Appointment of additional Directors

Part XV- Disqualification and Removal of Directors	92.	Disqualification of Directors
	93.	Removal of Directors

Part XVI - Directors' Offices and Interests	94.	Executive offices
	95.	Disclosure of interests by Directors
	96.	Directors' interests
	97.	Restriction on Directors' voting
	98.	Entitlement to grant pensions

Part XVII - Proceedings of Directors	99.	Convening and regulation of Directors' meetings
	100.	Quorum for Directors' meetings
	101.	Voting at Directors' meetings
	102.	Telecommunication meetings
	103.	Chairman of the board of Directors
	104.	Validity of acts of Directors
	105.	Directors' resolutions or other documents in writing

Part XIIX - The Secretary	106.	Appointment of Secretary

Part XIX - The Seal	107.	Use of Seal
	108.	Seal for use abroad
	109.	Signature of sealed instruments

Part XX - Dividends and Reserves	110.	Declaration of dividends
	111.	Scrip dividends
	112.	Interim and fixed dividends
	113.	Payment of dividends
	114.	Deductions from dividends
	115.	Dividends in specie
	116.	Payment of dividends by post
	117.	Dividends not to bear interest
	118.	Payment to Holders on a particular date
	119.	Unclaimed dividends
	120.	Reserves

Part XXI – Accounting Records	121.	Accounting Records

Part XXII - Capitalisation of Profits or Reserves	122.	Capitalisation of profits and reserves

	123.	Capitalisation and use of non-distributable profits and reserves
	124.	Implementation of capitalisation issues

Part XXIIV - Notices	125.	Notices in writing
	126.	Service of notices and documents
	127.	Notices to members
	128.	Service on joint Holders
	129.	Service on transfer or transmission of Shares
	130.	Signature to notices
	131.	Deemed receipt of notices
	132.	Use of Electronic Communication

Part XXIV - Winding up	133.	Distribution on winding up
	134.	Distribution in specie

Part XXV - Miscellaneous	135.	Minutes of meetings
	136.	Inspection
	137.	Secrecy
	138.	Destruction of records
	139.	Untraced Shareholders
	140.	Register of Shareholders
	141.	Indemnity

COMPANIES ACT 2014

PUBLIC LIMITED COMPANY

ARTICLES OF ASSOCIATION

OF

ICON PUBLIC LIMITED COMPANY

Part I - Preliminary

1.	Interpretation

(a)
Sections 65(2) to 65(7), 77 to 81, 94(1), 95(1), 96(2) to 96(11), 124, 125(1) and (2), 126(2) to (8), 144(3) and (4), 148(2), 158 to 160, 161(1), (4) to (9), 162 to 165, 180(5), 181(1), 181(6), 182(2), 182(5), 183(3), 186(c), 187, 188, 218(3) to (5), 229(1), 230, 618(1)(b), 620(8) and 1090 of the Act shall not apply to the Company. The provisions of the Act which are stated therein to apply to a public limited company, save to the extent that its constitution is permitted to provide or state otherwise, will apply to the Company subject to the alterations contained in these Articles, and will, so far as not inconsistent with these Articles, bind the Company and its members.

(b)	In these Articles the following expressions shall have the following meanings:

"the Act"	the Companies Act 2014 and every statutory modification, replacement or re-enactment thereof for the time being in effect;

"address"	includes any number or address used for the purposes of communication by way of electronic mail or other Electronic Communication;

"Advanced Electronic	has the same meaning as under the Electronic Commerce Act, 2000 (as amended or supplemented from time to time);
Signature"

"these Articles"	these articles of association as from time to time and for the time being in force;

"Associated Company"	any company which for the time being is a subsidiary or a holding company of the Company, is a subsidiary of a holding company of the Company or is a company in which the Company or any of such companies as aforesaid shall for the time being hold shares entitling the holder thereof to exercise at least one-fifth of the votes at any general meeting of such company (not being voting rights which arise only in specified circumstances);

"the Auditors"	the statutory auditors for the time being of the Company;

"the Board"	the board of Directors;

"Clear Days"	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect or is deemed to take effect;

"the Company"	the company whose name appears in the head of these Articles;

"the Directors"	the directors for the time being of the Company;

"Electronic Communication"	has the same meaning as under the Electronic Commerce Act, 2000 (as amended or supplemented from time to time) and “electronic” and “electronically” shall be construed accordingly.;

"Electronic Signature"	has the same meaning as under the Electronic Commerce Act, 2000 (as amended or supplemented from time to time);

"Euro" or "€"	shall mean the Euro, the lawful currency of the State;

"the Group"	the Company and its subsidiaries from time to time and for the time being;

"the Holder"	in relation to any Share, the Member whose name is entered in the Register as the holder of the Share;

"holding company"	a holding company within the meaning of Section 8 of the Act;

"Interest"	means any interest whatsoever in Shares (of any size) which would be taken into account in deciding whether a notification to the Company would be required under Chapter 4 of Part 17 of the Act;

"in writing"	written, printed, photographed or lithographed or visibly expressed in all or any of those or any other modes of representing or reproducing words provided that it shall not include writing in electronic form except as provided in these Articles and/or where it constitutes writing in electronic form sent to either the Company or a member of the Company, the Company or member of the Company has agreed to receipt in such form;

"Member"	a member of the Company as defined in Section 168 of the Act;

"Nasdaq"	the National Association of Securities Dealers Automated Quotation national market system;

"the Office"	the registered office for the time being of the Company;

"Ordinary Shares"	ordinary shares of €0.06 each in the capital of the Company;

“Redeemable Shares”	means redeemable shares in accordance with Section 64(1) of the Act;

"the Register"	the register of Members to be kept by the Company as required by the Act;

“the Record Date”	has the meaning ascribed thereto in Article 62;

"the Seal"	the common seal of the Company or (where relevant) the official securities seal kept by the Company pursuant to the Act;

"the Secretary"	any person appointed to perform the duties of the Secretary of the Company;

"Shares"	means any shares (whether issued or unissued) in the capital of the Company

"the State"	the Republic of Ireland;

"The Stock Exchanges"	NASDAQ and any other exchange on which Shares are listed from time to time;

"subsidiary"	a subsidiary within the meaning of Section 7 of the Act;

"the United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;

"warrant to subscribe"	means a warrant or certificate or similar document indicating the right of the registered holder thereof (other than under a share option scheme for employees) to subscribe for Shares in the Company.

(c)
Expressions in these Articles referring to writing shall be construed, unless the contrary intention appears, as including references to printing, lithography, photography and any other modes of representing or reproducing words in a visible form. Expressions in these Articles referring to execution of any document shall include any mode of execution whether under seal or under hand.

(d)
Unless specifically defined herein or the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Act but excluding any statutory modification thereof not in force when these Articles become binding on the Company.

(e)
The headings and captions included in these Articles are inserted for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of these Articles.

(f)
References in these Articles to any enactment or any section or provision thereof shall mean such enactment, section or provision as the same may be amended and may be from time to time and for the time being in force.

(g)
In these Articles the masculine gender shall include the feminine and neuter, and vice versa, and the singular number shall include the plural and vice versa, and words importing persons shall include firms and companies.

(h)	References in these Articles to dollars or cents or $ shall mean the currency for the time being of the United States of America.

Part II - Share Capital and Rights

2.	Share Capital

The share capital of the Company is €6,000,000 divided into 100,000,000 Ordinary Shares of €0.06 each.

3.	Rights of Shares on issue

Without prejudice to any special rights previously conferred on the Holders of any existing Shares or class of Shares and subject to the provisions of the Act, any Share may be issued with such rights or restrictions as the Company may by ordinary resolution determine.

4.	Redeemable Shares

Unless the Board of the Company elects to treat the acquisition as a purchase, an ordinary share shall be deemed to be a Redeemable Share on, and from the time of, the existence or creation of an agreement, transaction or trade between the Company (including any agent or broker acting on behalf of the Company) and any third party pursuant to which the Company acquires or will acquire ordinary shares, or an interest in ordinary shares, from the relevant third party. No resolution of the Members, whether special or otherwise shall be required to be passed to convert any of the Company's Shares into Redeemable Shares. In these circumstances, the acquisition of such shares by the Company shall constitute the redemption of a Redeemable Share in accordance with the Act.
5.	Variation of rights

(a)
Whenever the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the Holders of three-fourths in nominal amount of the issued Shares of that class or with the sanction of a special resolution passed at a separate general meeting of the Holders of the Shares of the class (but not otherwise), and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up.  The quorum at any such separate general meeting, other than an adjourned meeting, shall be two persons holding or representing by proxy at least one-third in nominal amount of the issued Shares of the class in question and the quorum at an adjourned meeting shall be one person holding Shares of the class in question or his proxy.

(b)
The rights conferred upon the Holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by these Articles or the terms of the issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or subordinate thereto.

6.	Trusts not recognised

Except as required by law, no person shall be recognised by the Company as holding any Share upon any trust, and the Company shall not be bound by or be compelled in anyway to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or any interest in any fractional part of a Share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any Share except an absolute right to the entirety thereof in the Holder.

7.	Disclosure of Interests

(a)	For the purposes of this Article:-

"Deemed Voting Concert Party Interest" means an agreement or arrangement between two or more persons with respect to, or to the exercise of, voting rights attaching to Shares and which is likely to result in those rights being exercised so as to influence or to control the policy of the Company or the management of its affairs which the Directors have deemed to be a Deemed Voting Concert Party Interest for the purposes of this Article 7 and, where the Directors so resolve, each of the persons who is party to such agreement or arrangement shall be deemed (for the purposes of this Article 7) to be interested in all the Shares to which the voting rights in question are attached and, in this definition, references to an arrangement include references to an understanding or mutual expectation, whether formal or informal and whether or not legally binding.

"Disclosure Notice" means a notice served pursuant to Article 7(b) below;

"Interest" means an interest (of any size) in the Relevant Share Capital which would be taken into account in deciding whether a notification to the Company would be required under Chapter 4 of Part 17 of the Act) but shall for all purposes include (the "Included Interests") (i) rights to subscribe for or convert into, or entitlements to acquire rights to subscribe for or convert into, shares which would on issue or conversion (as the case may be) be comprised in the Relevant Share Capital; (ii) the interests referred to in Section 260 (a), (c) and (h) of the Act) except (in any case) those of a bare or custodian trustee and of a simple trustee and (iii) any Deemed Voting Concert Party Interest; and "interested" shall be construed accordingly;

"Relevant Share Capital" means the relevant share capital of the Company (as that expression is defined in Section 1047(1) of the Act);

"Share" means any share comprised in Relevant Share Capital.

(b)
The Directors may by notice in writing require any Member, or other person appearing to be interested or to have been interested in Shares, to disclose to the Company in writing such information as the Directors shall require relating to the ownership of or any Interest in Shares as lies within the knowledge of such Member or other person (supported if the Directors so require by a statutory declaration and/or by independent evidence) including (without prejudice to the generality of the foregoing):-

(i)	any information which the Company is entitled to seek pursuant to Section 1062 of the Act.

(c)	The Directors may give any number of Disclosure Notices pursuant to Article 7(b) above to the same Member or other person in respect of the same Shares.

(d)
The Directors may serve notice pursuant to the terms of this Article irrespective of whether or not the person on whom it shall be served may be dead, bankrupt, insolvent or otherwise incapacitated and no such incapacity or any unavailability of information or inconvenience or hardship in obtaining the same shall be a satisfactory reason for failure to comply with any such notice, provided that if the Directors in their absolute discretion think fit, they may waive compliance in whole or in part with any notice given under this Article in respect of a Share in any case of bona fide unavailability of information or genuine hardship or where they otherwise think fit but no such waiver shall prejudice or affect in any way any non-compliance not so waived whether by the person concerned or any other person appearing to the Directors to be interested in the Shares or by any person to whom a notice may be given at any time.

(e)	The provisions of Articles 125 to 132 inclusive shall apply to the service of notices required by this Article to be served.

(f)
Any resolution or determination of, or decision or exercise of any discretion or power by the Directors under or pursuant to the provisions of this Article shall be final and conclusive and things done by or on behalf of, or on the authority of, the Directors pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to validity or otherwise on any ground whatsoever.  The Directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Article.

(g)	The provisions of this Article are in addition to, and do not limit, any other right or power of the Company or the Directors, including any right vested in the Company or the Directors by the Act.

8.	Allotment of Shares

(a)
The unissued Shares shall be at the disposal of the Directors and (subject to the provisions of these Articles and the Act) and the Directors may allot, grant options over, deal with or otherwise dispose (with or without conferring a right of renunciation) of them on such terms and conditions and at such times as they may consider to be in the best interests of the Company and the Members but so that no Share shall be issued at a discount to the nominal value thereof (except in accordance with the provisions of the Act) and so that, unless otherwise permitted under the Act, where Shares are to be allotted and issued, the amount payable on application on each Share shall not be less than one-quarter of the nominal amount of the Share and the whole of any premium payable thereon.  To the extent permitted by the Act, Shares may also be allotted by a committee of the Directors or any other person where such committee or person is so authorised by the Directors.

(b)
Without prejudice to the generality of the powers conferred on the Directors by the other provisions of this Article, the Directors (or any committee thereof) may grant from time to time options to subscribe for unallotted Shares in the capital of the Company to persons in the service or employment of or Directors of the Company or any subsidiary of the Company on such terms and subject to such conditions as may be approved from time to time by the Directors or any committee thereof appointed by the Directors for the purpose of such approval.

(c)
The Company may issue warrants to subscribe (by whatever name they are called) to any person to whom the Company has granted the right to subscribe for Shares in the Company (other than under a share option or similar plan for employees) certifying the right of the registered holder thereof to subscribe for Shares in the Company upon such terms and conditions as those upon which the right may have been granted.

9.	Payment of commission

The Company may exercise the powers of paying commissions conferred or permitted by the Act.  Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid Shares or partly in one way and partly in the other.  On any issue of Shares the Company may also pay such brokerage as may be lawful.

10.	Payment by instalments

If by the conditions of allotment of any Share the whole or part of the amount or issue price thereof shall be payable by instalments, every such instalment when due shall be paid to the Company by the person who for the time being shall be the Holder of the Share.

Part III - Share Certificates

11.	Certificates for Shares

Every Member shall be entitled without payment to receive one certificate for all the Shares of each class held by him or several certificates each for one or more of his Shares upon payment for every certificate after the first of such reasonable out of pocket expenses as the Directors may determine provided that the Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate to one joint Holder shall be a sufficient delivery to all of them.  The Company shall not be bound to register more than four persons as joint Holders of any Share (except in the case of executors or trustees of a deceased Member).  Every certificate shall be sealed with the Seal and shall specify the number, class and distinguishing number (if any) of the Shares to which it relates and the amount or respective amounts paid up thereon. The Board may determine, either generally or in a particular case, that any signature on certificates for shares (or certificates or agreements or other documents evidencing the issue by the Company of awards under any share option, share incentive or other form of employee benefit plans adopted by the Company from time to time) need not be autographic but may be affixed to such certificates, agreements or other documents by some mechanical means or may be facsimiles printed on such certificates, agreements or other documents.

Where some only of the Shares comprised in a share certificate are transferred the old certificate shall be cancelled and the new certificate for the balance of such Shares shall be issued in lieu without charge.

Any two or more certificates representing Shares of any one class held by any Member at his request may be cancelled and a single new certificate for such Shares issued in lieu, without charge unless the Directors otherwise determine.  If any Member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more Share certificates representing such Shares in such proportions as he may specify, the Directors may comply, if they think fit, with such request, subject to the payment by him of such charge as may be determined by the Directors.

12.	Replacement of certificates

If a share certificate is defaced, worn out, lost, stolen or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company as the Directors may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

Part IV - Lien on Shares

13.	Extent of lien

The Company shall have a first and paramount lien on every Share (not being a fully paid Share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that Share.  The Directors, at any time, may declare any Share to be wholly or in part exempt from the provisions of this Article.  The Company's lien on a Share shall extend to all moneys payable in respect of it.

14.	Power of sale

The Company may sell in such manner as the Directors determine any Share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen Clear Days after notice demanding payment, and stating that if the notice is not complied with the Shares may be sold, has been given to the Holder of the Share or to the person entitled to it by reason of the death or bankruptcy of the Holder.

15.	Power to effect transfer

To give effect to a sale the Directors may take such steps as the Directors consider are necessary or desirable in order to effect such sale and, for this purpose, may authorise some person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser.  The transferee shall be entered in the Register as the Holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the Shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale, and after the name of the transferee has been entered in the Register, the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

16.	Proceeds of sale

The net proceeds of the sale, after payment of the costs relating thereto, shall be applied in payment of so much of the sum for which the lien exists as is presently payable and any residue (upon surrender to the Company for cancellation of the certificate for the Shares sold or an indemnity in a form which is satisfactory to the Directors and subject to a like lien for any moneys not presently payable as existed upon the Shares before the sale) shall be paid to the person entitled to the Shares at the date of the sale.

17.	Liability of the Company to make payment

Whenever any law for the time being of any country, state or place imposes or purports to impose any  immediate or future or possible liability upon the Company (or any subsidiary of the Company) to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of  any Shares registered in the Register as held either jointly or solely by any Members or in respect of any dividends, bonuses or other monies due or payable or accruing due or which may become due or payable to such Member by the Company on or in respect of any Shares registered as mentioned above or for or on account or in respect of any Member and whether in consequence of:

a)	the death of such Member;

b)	the non-payment of any income tax or other tax by such Member;

c)	the non-payment of any estate, probate, succession, death, stamp or other duty by the executor or administrator of such Member or by or out of her estate; or

d)	any other act or thing;

in every such case:

a)	the Company shall be fully indemnified by such Member or her executor or administrator from all liability;

b)
the Company shall have a lien upon all dividends and other monies payable in respect of the Shares registered in the Register as held either jointly or solely by such Member for all monies paid or payable by the Company as referred to above in respect of such Shares or in respect of any dividends or other monies thereon or for or on account or in respect of such Member under or in consequence of any such law, together with interest at the rate of 15% per annum (or such other rate as the Board may determine) thereon from the date of payment to date of repayment, and the Company may deduct or set off against such dividends or other monies so payable any monies paid or payable by the Company as referred to above together with interest at the same rate;

c)
the Company may recover as a debt due from such Member or her executor or administrator (wherever constituted) any monies paid by the Company under or in consequence of any such law and interest thereon at the rate and for the period referred to above in excess of any dividends or other monies then due or payable by the Company; and

d)
the Company may if any such money is paid or payable by it under any such law as referred to above refuse to register a transfer of any Shares by any such Member or her executor or administrator until such money and interest is set off or deducted as referred to above or in the case that it exceeds the amount of any such dividends or other monies then due or payable by the Company, until such excess is paid to the Company.

Subject to the rights conferred upon the holders of any class of Shares, nothing in this Article 17 will prejudice or affect any right or remedy which any law may confer or purport to confer on the Company. As between the Company and every such Member as referred to above (and, her executor, administrator and estate, wherever constituted), any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

Part V - Calls on Shares and Forfeiture

18.	Making of calls

Subject to the terms of allotment, the Directors may make calls upon the Members in respect of any moneys unpaid on their Shares and each Member (subject to receiving at least fourteen Clear Days' notice specifying when and where payment is to be made) shall pay to the Company as required by the notice the amount called on his Shares.  A call may be required to be paid by instalments.  A call may be revoked before receipt by the Company of a sum due thereunder, in whole or in part, and payment of a call may be postponed in whole or in part.  A person upon whom a call is made shall remain liable for such call notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

19.	Time of call

A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

20.	Liability of joint Holders

The joint Holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

21.	Interest on calls

If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due until it is paid at the rate fixed by the terms of allotment of the Share or in the notice of the call may waive payment of the interest wholly or in part.

22.	Amounts treated as calls

An amount payable in respect of a Share on allotment or at any fixed date, whether in respect of nominal value or by way of premium, shall be deemed to be a call and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

23.	Power to differentiate

Subject to the terms of allotment, the Directors may make arrangements on the issue of Shares for different terms to apply as between the Holders in relation to the amounts and times of payment of calls on their Shares.

24.	Interest on moneys advanced

The Directors, if they think fit, may receive from any Member willing to advance same all or any part of the moneys uncalled and unpaid upon any Shares held by him, and upon all or any of the moneys so advanced may pay (until the same would, but for such advance, become payable) interest at such rate, not exceeding (unless the Company in general meeting otherwise directs) 15 per cent. per annum or such other rate of interest as may be specified pursuant to the Act, or, as may be agreed upon between the Directors and the Member paying such sum in advance.

25.	Notice requiring payment

(a)
If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors, at any time thereafter during such times as any part of the call or instalment remains unpaid, may serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued.

(b)
The notice shall name a further day (not earlier than the expiration of fourteen Clear Days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

(c)
If the requirements of any such notice as aforesaid are not complied with then, at any time thereafter before the payment required by the notice has been made, any Shares in respect of which the notice has been given may be forfeited by a resolution of the Directors to that effect.  The forfeiture shall include all dividends or other moneys payable in respect of the forfeited Shares and not paid before forfeiture.  The Directors may accept a surrender of any Share liable to be forfeited hereunder.

(d)
On the trial or hearing of any action for the recovery of any money due for any call it shall be sufficient to prove that the name of the Member sued is entered in the Register as the Holder, or one of the Holders, of the Shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that notice of such call was duly given to the Member sued, in accordance with these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

26.	Power of disposal

A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale or disposal the forfeiture may be cancelled on such terms as the Directors think fit.  Where for the purposes of its disposal such a Share is to be transferred to any person, the Directors may take such steps as the Directors consider are necessary or desirable in order to effect such sale and, for this purpose, may authorise some person to execute an instrument of transfer of the Share to that person.  The Company may receive the consideration, if any, given for the Share on any sale or disposal thereof and may execute a transfer of the Share in favour of the person to whom the Share is sold or disposed of and thereupon he shall be registered as the Holder of the Share and shall not be bound to see to the application of the purchase moneys, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share and after the name of the transferee has been entered in the Register the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

27.	Effect of forfeiture

A person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but nevertheless shall remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the Shares, without any deduction or allowance for the value of the Shares at the time of the forfeiture but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the Shares.

28.	Statutory declaration

A statement in writing that the maker of this statement is a Director or the Secretary of the Company, and that a Share in the Company has been duly forfeited on the date stated in the statement, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the Share.

29.	Non-payment of sums due on Share issues

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the nominal value of the Share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Part VI - Conversion of Shares into Stock

30.	Conversion of Shares into stock

The Company by ordinary resolution may convert any paid up Shares into stock and reconvert any stock into paid up Shares of any denomination.

31.	Transfer of stock

The holders of stock may transfer the same or any part thereof, in the same manner, and subject to the same regulations, as and subject to which the Shares from which the stock arose might have been transferred before conversion, or as near thereto as circumstances admit; and the Directors may fix from time to time the minimum amount of stock transferable but so that such minimum shall not exceed the nominal amount of each Share from which the stock arose.

32.	Rights of stockholders

(a)
The holders of stock shall have, according to the amount of stock held by them, the same rights, privileges and advantages in relation to dividends, voting at meetings of the Company and other matters as if they held the Shares from which the stock arose, but no such right, privilege or advantage (except participation in the dividends and profits of the Company and in the assets on winding up) shall be conferred by an amount of stock which, if existing in Shares, would not have conferred that right, privilege or advantage.

(b)	Such of these Articles as are applicable to paid up Shares shall apply to stock, and the words "Share" and "Shareholder" therein shall include "stock" and "stockholder".

Part VII - Transfer of Shares

33.	Form of instrument of transfer

Subject to such of the restrictions of these Articles and the Act and to such of the conditions of issue or transfer as may be applicable, the Shares of any Member may be transferred by instrument in writing (including writing in electronic form) in such form as the Board may approve from time to time.

34.	Execution of instrument of transfer

i)
The instrument of transfer of any Share shall be in writing and shall be executed with a manual signature or facsimile signature (which may be machine imprinted or otherwise). The instrument of transfer need not be signed by the transferee, except to the extent required by Section 44(2) of the Act.

ii)	In the case of transfers to Cede & Co (or any other affiliate or nominee of Depositary Trust Company) the instrument of transfer shall not be effective until executed by:

(1)	the Secretary (or such person as may be nominated by the Secretary for this purpose) on behalf of the Company; and

(2)
by the transferor or alternatively by or on behalf of the transferor by the Secretary (or such person as may be nominated by the Secretary for this purpose) on behalf of the Company, and the Company shall be deemed to have been irrevocably appointed agent for the transferor of such Share or Shares with full power to execute, complete and deliver in the name of and on behalf of the transferor of such Share or Shares all such transfers of Shares held by the Members in the share capital of the Company.

Any document which records the name of the transferor, the name of the transferee, the class and number of Shares agreed to be transferred, the date of the agreement to transfer Shares, shall, once executed in accordance with this clause, be deemed to be a proper instrument of transfer for the purposes of Section 94 of the Act.

iii)
In the case of transfers other than those to Cede & Co (or any other affiliate or nominee of Depositary Trust Company), the instrument of transfer of any Share shall be executed by the transferor or alternatively for and on behalf of the transferor by the Secretary (or such person as may be nominated by the Secretary for this purpose) on behalf of the Company, and the Company shall be deemed to have been irrevocably appointed agent for the transferor of such Share or Shares with full power to execute, complete and deliver in the name of and on behalf of the transferor of such Share or Shares all such transfers of Shares held by the Members in the share capital of the Company. Any document which records the name of the transferor, the name of the transferee, the class and number of Shares agreed to be transferred, the date of the agreement to transfer Shares, shall, once executed in accordance with this clause, be deemed to be a proper instrument of transfer for the purposes of Section 94 of the Act.

iv)
The transferor shall be deemed to remain the holder of the Share until the name of the transferee is entered on the Register in respect thereof, and neither the title of the transferee nor the title of the transferor shall be affected by any irregularity or invalidity in the proceedings in reference to the sale should the Directors so determine.

v)
The Company, at its absolute discretion and insofar as the Act or any other applicable law permits, may, or may procure that a subsidiary of the Company shall, pay Irish stamp duty arising on a transfer of Shares on behalf of the transferee of such Shares of the Company. If stamp duty resulting from the transfer of Shares in the Company which would otherwise be payable by the transferee is paid by the Company or any subsidiary of the Company on behalf of the transferee, then in those circumstances, the Company shall be entitled to (i) seek reimbursement of the stamp duty from the transferee, (ii) set-off the stamp duty against any dividends payable to the transferee of those Shares and (iii) to claim a first and permanent lien on the Shares on which stamp duty for the amount of stamp duty paid.

vi)
Upon every transfer of Shares the certificate (if any) held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, a new certificate may be issued without charge to the transferee in respect of the Shares transferred to them, and if any of the Shares included in the certificate so given up shall be retained by the transferor, a new certificate in respect thereof may be issued to them without charge. The Company shall also retain the instrument(s) of transfer.

35.	Refusal to register transfers

(a)
The Directors in their absolute discretion and without assigning any reason therefor may decline to register any transfer of a Share which is not fully paid save and however, that in the case of such a Share which is admitted to listing on any of The Stock Exchanges such restriction shall not operate so as to prevent dealings in such a Share of the Company from taking place on an open and proper basis.

(b)
The Directors shall not register any person as a Holder of any Share in the Company (other than an allottee under an issue of Shares by way of capitalisation of profits or reserves made pursuant to these Articles unless such person has furnished to the Directors a declaration (in such form as the Directors may from time to time prescribe) signed by him or on his behalf (or, in the case of a corporation, sealed by the corporation or signed on its behalf by an attorney or duly authorised officer of the corporation), together with such evidence as the Directors may require of the authority of any signatory on behalf of such person, stating (i) the name and nationality of any person who has an Interest in any such Share and (if such declaration or the Directors so require) the nature and extent of the Interest of each such person or (ii) such other information as the Directors may from time to time determine.  The Directors shall in any case where they may consider it appropriate require such person to provide such evidence or give such information as to the matters referred to in the declaration as they think fit.  The Directors shall decline to register any person as a Holder of a Share if such further evidence or information is not provided or given.  The Directors shall, so long as they act reasonably and in good faith, be under no liability to the Company or to any other person if they register any person as the Holder of a Share on the basis of a declaration or other evidence or information provided pursuant to this Article which declaration, evidence or information appears on its face to be correct.

(c)	The Directors may decline to recognise any instrument of transfer unless:-

(i)
the instrument of transfer is fully and properly completed and is accompanied by the certificate of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of one class of Share only;

(iii)	it is lodged at the Office or at such other place as the Directors may appoint;

(iv)
a registration statement under the Securities Act of 1933 of the United States of America is in effect with respect to such transfer or such transfer is exempt from registration and, if requested by the Board, a written opinion from counsel reasonably acceptable to the Board is obtained to the effect that such transfer is exempt from registration;

(iv)	the instrument of transfer is properly stamped (in circumstances where stamping is required);

(v)	in the case of a transfer to joint holders, the number of joint holders to which the Share is to be transferred does not exceed four;

(vi)	a fee of €10 or such lesser sum as the Directors may from time to time require is paid to the Company;

(vii)
it is satisfied, acting reasonably, that all applicable consents, authorisations, permissions or approvals of any governmental body or agency in Ireland or any other applicable jurisdiction required to be obtained under relevant law prior to such transfer have been obtained;

(viii)	it is satisfied, acting reasonably, that the transfer would not violate the terms of any agreement to which the Company (or any of its subsidiaries) and the transferor are party or subject; and

(ix)	the transfer would not bring the number of Members below seven (7).

(d)
The Company shall not be obligated to make any transfer to an infant or to a person in respect of whom an order has been made by a competent court or official on the grounds that she is or may be suffering from mental disorder or is otherwise incapable of managing her affairs or under other legal disability.

36.	Procedure on refusal

If the Directors refuse to register a transfer then, within two months after the date on which the transfer was lodged with the Company, they shall send to each of the transferor and the transferee notice of the refusal.

37.	Closing of transfer books

The registration of transfers of Shares either generally or in respect of any class of Shares may be suspended at such times and for such periods (not exceeding thirty days in each year) as the Directors may determine.

38.	Absence of registration fees

No fee shall be charged for the registration of any instrument of transfer or other document or instructions relating to or affecting the title to any Share.

39.	Retention of transfer instruments

The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

40.	Renunciation of allotment

Nothing in these Articles shall preclude the Directors from recognising a renunciation of the allotment of any Shares by the allottee in favour of some other person.

Part IIX- Transmission of Shares

41.	Death of Member

If a Member dies the survivor or survivors where he was a joint Holder, and his personal representatives where he was a sole Holder or the only survivor of joint Holders, shall be the only persons recognised by the Company as having any title to his interest in the Shares; but nothing herein contained shall release the estate of a deceased Member from any liability in respect of any Share which had been held by him (whether jointly or otherwise)

42.	Transmission on death or bankruptcy

A person becoming entitled to a Share in consequence of the death, bankruptcy, liquidation or insolvency of a Member, or otherwise becoming entitled to a Share by operation of any law, directive or regulation (whether of the State, the European Union, or any other jurisdiction) may elect, upon such evidence of title being produced as the Directors may reasonably require at any time and from time to time, and subject as further provided in this Article, either to become the Holder of the Share or to have some person nominated by him registered as the transferee.  If he elects to become the Holder he shall give notice to the Company to that effect and, where the Directors are satisfied with the evidence of title produced to them, they may register such person as the holder of the Share, subject to the other provisions of these Articles and of the Act.  If he elects to have another person registered he shall execute an instrument of transfer of the Share to that person.  All of the provisions of these Articles relating to the transfer of Shares shall apply to any notice or instrument of transfer given under this Article as if it were an instrument of transfer executed by the Member and the event giving rise to the entitlement of the relevant person to the Shares had not occurred.

43.	Rights before registration

A person becoming entitled to a Share by any of the circumstances set out in Article 42 shall, upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the Share (notwithstanding that he is not entered on the Register as the holder of the Share), have the rights to which he would be entitled if he were the Holder of the Share, except that, before being registered as the Holder of the Share, he shall not be entitled in respect of it to receive notices of, or to attend or vote at any meeting of the Company or at any separate meeting of the Holders of any class of Shares in the Company, so, however, that the Directors, at any time, may give notice requiring any such person to elect either to be registered himself or to transfer the Share and, if the notice is not complied with within ninety days, the Directors thereupon may withhold payment of all dividends, bonuses or other moneys payable in respect of the Share until the requirements of the notice have been complied with.

Part IX - Alteration of Share Capital

44.	Increase of capital

a)	The Company from time to time by ordinary resolution may increase the share capital by such sum, to be divided into Shares of such amount, as the resolution shall prescribe.

b)
Subject to the provisions of the Act, the new Shares shall be issued to such persons, upon such terms and conditions and with such rights and privileges annexed thereto as the general meeting resolving upon the creation thereof shall direct and, if no direction be given, as the Directors shall determine and in particular such Shares may be issued with a preferential or qualified right to dividends and in the distribution of the assets of the Company and with a special, or without any, right of voting.

c)
Except so far as otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new Shares shall be considered part of the pre-existing ordinary capital and shall be subject to the provisions herein contained with reference to calls and instalments, transfer and transmission, forfeiture, lien and otherwise.

45.	Variation of capital

The Company, by ordinary resolution, may:-

a)	consolidate and divide all or any of its share capital into Shares of larger amount;

b)
subject to Section 83(1)(b) of this Act, subdivide its Shares, or any of them, into Shares of smaller amount, so however that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in the case of the Share from which the reduced Share is derived (and so that the resolution whereby any Share is sub-divided may determine that, as between the Holders of the Shares resulting from such sub-division, one or more of the Shares may have, as compared with the others, any such preferred, deferred or other rights or be subject to any such restrictions as the Company has power to attach to unissued or new Shares); or

c)
cancel any Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of the Shares so cancelled.

46.	Fractions on consolidation

Subject to the provisions of these Articles, whenever as a result of a consolidation of Shares any Members would become entitled to fractions of a Share, the Directors may sell, on behalf of those Members, the Shares representing the fraction for the best price reasonably obtainable to any person and distribute the proceeds of sale in due proportion among those Members, and the Directors may take such steps as the Directors consider are necessary or desirable in order to effect such sale and, for this purpose, may authorise any person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser.  The transferee shall not be bound to see to the application of the purchase money nor shall his title to the Shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

47.	Reduction of capital

Subject to the provisions of the Act, the Company, by special resolution, may reduce its share capital, any capital redemption reserve fund, any undenominated capital and/or any share premium account in any manner and with, and subject to, any incident authorised, and consent required, by law.

48.	Purchase of own Shares

Subject to the provisions of Chapter 6 of Part 3 or Chapter 5 of Part 17 of the Act but the other provisions of this Article 48, the Company may:

i)
pursuant to Section 66(4) of the Act, issue any Shares of the Company which are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as may be determined by the Company in general meeting (by Special Resolution) on the recommendation of the Directors;

ii)
redeem Shares of the Company on such terms as may be contained in, or be determined pursuant to the provisions of, these Articles. Subject as aforesaid, the Company may cancel any Shares so redeemed or may hold them as treasury shares and re-issue such treasury shares as Shares of any class or classes or cancel them;

iii)
subject to or in accordance with the provisions of the Act and without prejudice to any relevant special rights attached to any class of Shares, pursuant to Section 105 and Chapter 5 of Part 17 of the Act, purchase any of its own Shares (including any Redeemable Shares and without any obligation to purchase on any pro rata basis as between Members or Members of the same class) whether in the market, by tender or by private arrangement at such prices and otherwise on such terms and conditions as the Board may from time to time determine and may cancel any shares so purchased or hold them as treasury shares (as defined by Section 109 of the Act) and may reissue any such shares as shares of any class or classes or cancel them; or

iv)
pursuant to Section 83(3) of the Act convert any of its Shares into Redeemable Shares provided that the total number of Shares which shall be redeemable pursuant to this authority shall not exceed the limit in Section 1071(1)(b) of the Act.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act.

The holder of the Shares being purchased shall be bound to deliver up to the Company at its registered office or such other place as the Board shall specify, the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to her the purchase or redemption monies or consideration in respect thereof.

Part X - General Meetings

49.	Annual general meetings

The Company shall hold in each year a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notices calling it.  Not more than fifteen months shall elapse between the date of one annual general meeting and that of the next.

50.	Extraordinary general meetings

All general meetings other than annual general meetings shall be called extraordinary general meetings.

51.	Convening general meetings

The Directors may convene general meetings whenever they think fit, and, to the extent required by the Act, shall, on the requisition in writing of Members holding such number of Shares as is prescribed by Section 178(3) of the Act, convene a general meeting in the manner provided for in these Articles and the Act.  If at any time there are not within the State sufficient Directors capable of acting to form a quorum, any Director or any two Members of the Company may convene an extraordinary general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

52.	Notice of general meetings

a)
Subject to the provisions of the Act allowing a general meeting to be called by shorter notice, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one Clear Days' notice and all other extraordinary general meetings shall be called by at least fourteen Clear Days' notice.

b)
Any notice convening a general meeting shall specify the time and place of the meeting and the general nature of that business and, in reasonable prominence, that a Member entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote in his place and that a proxy need not be a Member of the Company and the time by which the proxy must be received at the registered office of the Company or some other place in the State as is specified in the statement for that purpose. It shall also give particulars of any Directors who are to retire by rotation or otherwise at the meeting and of any persons who are recommended by the Directors for appointment or re- appointment as Directors at the meeting, or in respect of whom notice has been duly given to the Company, in accordance with Article 90, of the intention to propose them for appointment or re-appointment as Directors at the meeting. Subject to any restrictions imposed on any Shares, the notice shall be given to all the Members and to the Directors and the Auditors.

c)	The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

d)
Where, by any provision contained in the Act, extended notice is required of a resolution, the resolution shall not be effective (except where the Directors of the Company have resolved to submit it) unless notice of the intention to move it has been given to the Company not less than such number of days as the Act permit before the meeting at which it is moved, and the Company shall give to the Members notice of any such resolution as required by and in accordance with the provisions of the Act.

e)
The Directors may, for the purpose of controlling the level of attendance at any place specified for the holding of a general meeting, from time to time make such arrangements whether involving the issue of tickets (on a basis intended to afford to all Members otherwise entitled to attend such meeting an equal opportunity of being admitted to the meeting) or the imposition of some random means of selection or otherwise as they shall in their absolute discretion consider to be appropriate, and may from time to time vary any such arrangements or make new arrangements in place therefor and the entitlement of any Member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being in force and by the notice of meeting stated to apply to that meeting. In the case of any general meeting to which such arrangements apply the Directors shall, and in the case of any other general meeting the Directors may, when specifying the place of the general meeting, direct that the meeting shall be held at a place specified in the notice at which the chairman of the meeting shall preside ("the Principal Place") and make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but excluded therefrom under the provisions of this Article or who wish to attend at any of such other places provided that persons attending at the Principal Place and at any of such other places shall be able to see and hear and be seen and heard by persons attending at the Principal Place and at such other places. Such arrangements for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at such other places provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of these Articles any such meeting shall be treated as being held and taking place at the Principal Place.

Part XI - Proceedings at General Meetings

53.	Quorum for general meetings

a)
No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. Except as provided in relation to an adjourned meeting, three Members, present in person or by proxy, entitled to vote upon the business to be transacted, shall be a quorum.

b)
If such a quorum is not present within half an hour from the time appointed for the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such time and place as the Directors may determine. If at the adjourned meeting such a quorum is not present within half an hour from the time appointed for the meeting, the meeting, if convened otherwise than by resolution of the Directors, shall be dissolved, but if the meeting shall have been convened by resolution of the Directors, two persons entitled to be counted in a quorum present at the meeting shall be a quorum.

54.	Business of an annual general meeting

Without prejudice to the powers of the Directors to include on the agenda of any annual general meeting of the Company such other matters as they may, in their absolute discretion, think fit, the business of the annual general meeting shall include:

(a)	the consideration of the Company's statutory financial statements and the reports of the Directors and Auditors thereon;

(b)	the review by the Members of the Company's affairs;

(c)	the declaration of a dividend (if any) of an amount not exceeding an amount recommended by the Directors from time to time;

(d)	the authorisation of the Directors to approve and fix the remuneration of the Auditors;

(e)	the election and re-election of Directors in the place of those retiring (whether by rotation or otherwise); and

(f)	the appointment or re-appointment of the Auditors.

55.	Chairman of general meetings

a)
The chairman of the board of Directors or, in his absence, the deputy chairman (if any) or, in his absence, some other Director nominated by the Directors shall preside as chairman at every general meeting of the Company. If at any general meeting none of such persons shall be present within fifteen minutes after the time appointed for the holding of the meeting and willing to act, the Directors present shall elect one of their number to be chairman of the meeting and, if there is only one Director present and willing to act, he shall be chairman.

b)
If at any meeting no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the Members present and entitled to vote shall choose one of the Members personally present to be chairman of the meeting.

56.	Directors' and Auditors' right to attend general meetings

A Director shall be entitled, notwithstanding that he is not a Member, to attend and speak at any general meeting and at any separate meeting of the Holders of any class of Shares in the Company.  The Auditors shall be entitled to attend any general meeting and to be heard on any part of the business of the meeting which concerns them as the Auditors.

57.	Adjournment of general meetings

The chairman, with the consent of a meeting at which a quorum is present, may (and if so directed by the meeting, shall) adjourn the meeting from time to time (or sine die) and from place to place, but no business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place.  Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors.  When a meeting is adjourned for fourteen days or more or sine die, at least seven Clear Days' notice shall be given, in the same manner as it was given for the meeting, specifying the time and place of the adjourned meeting and the general nature of the business to be transacted.  Save as aforesaid it shall not be necessary to give any notice of an adjourned meeting.

58.	Determination of resolutions

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded.  Unless a poll is so demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.  The demand for a poll may be withdrawn before the poll is taken but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. Voting may also be undertaken by way of such electronic devices as are for the time being and from time to time approved by the Directors in their absolute discretion and all of the provisions of these Articles relating to voting shall be interpreted accordingly.

59.	Amendments to resolutions

Subject to the provisions of the Act, if an amendment shall be proposed to any resolution under consideration but shall be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.  Subject to the Act and the other provisions of these Articles, in the case of a resolution duly proposed, no amendment thereto may be considered or voted upon unless the chairman in his absolute discretion decides that it may be considered or voted upon.

60.	Entitlement to demand poll

Subject to the provisions of the Act and these Articles, a poll may be demanded:-

a)	by the chairman of the meeting;

b)	by at least three Members present (in person or by proxy) having the right to attend and vote at the meeting;

c)
by any Member or Members present (in person or by proxy) representing in aggregate not less than one-tenth of the total voting rights of all the Members having the right to attend and vote at the meeting; or

d)
by a Member or Members present (in person or by proxy) holding Shares in the Company conferring the right to attend and vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

61.	Taking of a poll

a)
Save as provided in paragraph (b) of this Article and subject to compliance with the requirements of the Act, a poll shall be taken in such manner (including by the use of a ballot, electronic devices, voting papers or tickets) as the chairman in his discretion may direct and he may appoint scrutineers (who need not be Members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution, in relation to the matter concerned, of the meeting at which the poll was demanded.

b)
A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time (not being more than thirty days after the poll is demanded) and place as the chairman of the meeting may direct. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

c)
No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven Clear Days' notice shall be given specifying the time and place at which the poll is to be taken.

62.	Votes of Members

a)	Notwithstanding any other provision of these articles, the Company by Ordinary Resolution or the Board may fix any date as the record date for any dividend, distribution, allotment or issue and for the purpose of identifying the persons entitled to receive notices of general meetings of the Company or of any class of Shareholders or other documents. Any such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made or such notice or other document is dispatched.

b)	In relation to any general meeting of the Company or of any class of Shareholders or to any adjourned meeting of which notice is given, the Board may specify in the notice of meeting or adjourned meeting or in any document sent to Shareholders by or on behalf of the Board in relation to the meeting, a time and date (a Record Date) which is not more than 60 days before the date fixed for the meeting.

(a)	A person shall be entered on the Register by the Record Date specified in respect of a general meeting in order to exercise the right of a member to participate and vote at a general meeting and any change to an entry on the Register after the Record Date shall be disregarded in determining the right of any person to attend and vote at the meeting.

(b)	Votes may be given either personally or by proxy. Subject to any rights or restrictions for the time being attached to any class or classes of Shares on a show of hands every Member present in person and every proxy shall have one vote, so, however, that no individual shall have more than one vote, and on a poll every Member shall have one vote for every Share carrying voting rights of which he is the Holder.

63.	Chairman's casting vote

Where there is an equality of votes, whether on a show of hands or on a poll the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote in addition to any other vote he may have.

64.	Voting by joint Holders

Where there are joint Holders of a Share, the vote of the senior who tenders a vote, whether in person or by proxy, in respect of such Share shall be accepted to the exclusion of the votes of the other joint Holders; and for this purpose seniority shall be determined by the order in which the names of the Holders stand in the Register in respect of the Share.

65.	Voting by incapacitated Holders

A Member of unsound mind, a Member who has made an enduring power of attorney, or in respect of whom an order has been made by any court having jurisdiction (whether in the State or elsewhere) in matters concerning mental disorder, may vote, whether on a show of hands or on a poll, by his committee, donee of an enduring power of attorney, receiver, guardian or other person appointed by that court and any such committee, donee of an enduring power of attorney, receiver, guardian or other person may vote by proxy on a show of hands or on a poll.

Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote pursuant to this Article shall be deposited at the Office or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

66.	Default in payment of calls

Unless the Directors otherwise determine, no Member shall be entitled to vote at any general meeting or any separate meeting of the Holders of any class of Shares in the Company, either in person or by proxy, or to exercise any privilege as a Member in respect of any Share held by him unless all moneys then payable by him in respect of that Share have been paid.

67.	Restriction of voting and other rights

a)
If at any time the Directors shall determine that a Specified Event (as defined in paragraph (h)) shall have occurred in relation to any Share or Shares the Directors may serve a notice to such effect on the Holder or Holders thereof. Upon the expiry of a period of 14 days following the service of any such notice (in these Articles referred to as a "Restriction Notice") and for so long as such Restriction Notice shall remain in force, no Holder or Holders of the Share or Shares specified in such Restriction Notice ("the Relevant Shares") shall be entitled to attend or vote at any general meeting, either personally or by proxy in respect of such Relevant Shares; and the Directors shall, where the Relevant Shares represent not less than 0.25 per cent. of the total number of issued Shares of the same class of Shares as the Relevant Shares, be entitled:

i)	to withhold payment of any dividend or other amount payable in respect of the Relevant Shares without any liability to pay interest thereon when such money is paid to the Member; and/or

ii)
to refuse to register any transfer of the Relevant Shares (other than a transfer made as part of a sale to a bona fide unconnected third party where evidence that such is the case has been provided to the Directors upon a request being made by them in writing to the Holder or Holders of the Relevant Shares) or any renunciation of new Shares or debentures made in respect thereof.

b)
A Restriction Notice shall be cancelled by the Directors as soon as reasonably practicable, but in any event not later than forty-eight hours after the Holder or Holders concerned or any other relevant person shall have remedied the default by virtue of which the Specified Event shall have occurred;

c)
A Restriction Notice shall automatically cease to have effect in respect of any Share transferred upon registration of the relevant transfer provided that a Restriction Notice shall not cease to have effect in respect of any transfer where no change in the beneficial ownership of the Share shall occur and for this purpose it shall be assumed that no such change has occurred where a transfer form in respect of the Share is presented for registration having been stamped at a reduced rate of stamp duty by virtue of the transferor or transferee claiming to be entitled to such reduced rate as a result of the transfer being one where no beneficial interest passes.

d)
The Directors shall cause a notation to be made in the Register against the name of any Holder or Holders in respect of whom a Restriction Notice shall have been served indicating the number of Shares specified in such Restriction Notice and shall cause such notation to be deleted upon cancellation or cesser of such Restriction Notice.

e)
Where dividends or other payments are not paid as a result of restrictions imposed on Relevant Shares, such dividends or other payments shall accrue and shall be payable (without interest) upon the cancellation of the Restriction Notice.

f)
Any determination of the Directors and any notice or request served by them pursuant to the provisions of this Article shall be conclusive as against the Holder or Holders of any Share and the validity of any notice or request served by the Directors in pursuance of this Article shall not be questioned by any person.

g)
If, while any Restriction Notice shall remain in force in respect of any Holder or Holders of any Shares, such Holder or Holders shall be issued with any further Shares as a result of such Holder or Holders not renouncing any allotment of Shares made to him or them pursuant to a capitalisation issue under Articles 122 to 124, the Restriction Notice shall be deemed also to apply to such Holder or Holders in respect of such further Shares on the same terms and conditions as were applicable to the said Holder or Holders immediately prior to such issue of further Shares.

h)	For the purpose of these Articles the expression "Specified Event" in relation to any Share shall mean either of the following events:-

i)	the failure by the Holder or Holders thereof to pay any call or instalment of a call in the manner and at the time appointed for payment thereof; or

ii)
the failure by the Holder thereof or any of the Holders thereof or any other relevant person to comply, to the satisfaction of the Directors, with all or any of the terms of Section 1062 of the Act and/or Article 7 in respect of any notice or notices given to him or any of them thereunder.

68.	Time for objection to voting

No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is tendered and every vote not disallowed at such meeting shall be valid.  Any such objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

69.	Appointment of proxy

Every Member entitled to attend and vote at a general meeting may appoint a proxy (or, where Shares are held in different securities accounts more than one proxy, but so that the number of proxies appointed shall not exceed the number of securities accounts in which Shares are held by that Member) to attend, speak and vote on his behalf.  A Member acting as an intermediary on behalf of a client may grant a proxy to each of his clients, or to any third party designated by a client to attend, speak and vote on his behalf.  The appointment of a proxy shall be in writing in the usual form as set out in Section 184 of the Act (or in such form as may be determined by the Board) and shall be executed by or on behalf of the appointor (or otherwise authenticated in such manner or form as the Directors may approve).  Any signature on such appointment of a proxy need not be witnessed.  A body corporate may execute a form of proxy under its common seal or under the hand of a duly authorised officer thereof.  A proxy need not be a Member of the Company.  No appointment of a proxy shall be valid after twelve months have elapsed from the date named in it as the date of its execution.

70.	Bodies corporate acting by representatives at meetings

Any body corporate which is a Member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual Member of the Company.

71.	Deposit of proxy instruments

The appointment of a proxy and any authority under which it is executed (or otherwise authenticated in a manner approved by the Directors) or a copy of such authority or appointment (or the information contained therein), certified notarially or in some other way authenticated in a manner approved by the Directors, shall, subject to the following provisions of this Article 71, be deposited at the Office (which shall include for the avoidance of doubt, communication of the proxy to the Company by electronic means in accordance with Article 72) or at such other place or places within the State as may be specified for that purpose in or by way of note to the notice convening the meeting not later than the time specified in that notice in respect of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. Provided that:

a)	the appointment of a proxy or a corporate representative in relation to a particular meeting shall, unless the contrary is stated, be valid for any adjournment of the meeting;

b)	an appointment of a proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require to be delivered again for the purposes of any subsequent meeting to which it relates;

c)	appointments of proxy may, provided they are received in legible form, be submitted by telefax to such telefax number as may be specified by the Secretary for such purpose provided that in the case of such telefax appointment of proxy, the Secretary shall have endorsed the same with a certificate stating that he is satisfied as to the authenticity thereof; and

d)	when two or more valid but differing appointments of a proxy are received in respect of the same shares for use at the same meeting, the one bearing the later date shall be treated as replacing and revoking the other; if the appointments are undated the last one received shall be treated as valid; and if the Company is unable to determine which was the last received, none shall be treated as valid, and a certificate endorsed by the Secretary stating that the appointment is valid or invalid, as the case may be, shall be conclusive for all purposes.

72.	Electronic proxy

Notwithstanding anything contained in these Articles, the appointment of a proxy and any authority under which it is executed (or otherwise authenticated in a manner approved by the Directors) or a copy of such authority or appointment (or the information contained therein), certified notarially or in some other way authenticated in a manner approved by the Directors may be made by electronic means (including without limitation by means of Electronic Communication generated and sent by Members to the Company via a website for this purpose using identification numbers communicated by or on behalf of the Company to each Member) in such manner or form and subject to such terms, conditions or restrictions as the Directors may, subject to and in accordance with the Act, determine or approve from time to time in their absolute discretion.  The Directors may prescribe the method of determining the time at which any such appointment of a proxy is to be treated as deposited at the place specified for such purpose.  The Directors may treat any such appointment which purports to be or is expressed to be sent on behalf of a Member as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that Member.

For the purposes of this Article 72, the place to which the appointment of proxy should be deposited by the Member shall be such number or address (including any number or address used for the purpose of communication by way of electronic mail or other Electronic Communication) or identification number of a Member as is notified by the Directors to the Members whether by way of note to the notice convening the meeting or otherwise.  For the avoidance of doubt, such appointments of proxy made by electronic or intend communications (as permitted by the Directors) would be deemed to be deposited at the place specified for such purpose once received by the Company.

73.	Effect of proxy appointments

a)	Deposit of an appointment of a proxy in respect of a meeting shall not preclude a Member from attending and voting at the meeting or at any adjournment thereof. A proxy shall have the right unless the contrary is stated in his appointment to exercise all or any of the rights of his appointer, or (where more than one proxy is appointed) all or any of the rights attached to the shares in respect of which he has been appointed the proxy to attend, to demand or join in demanding a poll and to speak and vote at a general meeting of the Company. Unless his appointment provides otherwise, a proxy may vote or abstain in his discretion on any resolution put to the vote. The appointment of a proxy shall be valid, unless the contrary is stated therein, as well for any adjournment of the meeting as for the meeting to which it relates.

b)	Subject always to the provisions of the Act, the appointment, and notification of any revocation of appointment of, a proxy, and the giving of voting instructions to a proxy shall be subject to such formal requirements as the Directors from time to time in their absolute discretion may consider necessary in order to ensure the correct identification of a Member's appointment, to ensure the correct identification of a proxy acting on foot of such appointment, and to ensure the correct determination of a Member's voting instructions.

74.	Effect of revocation of proxy or of an authorisation

A vote given or poll demanded in accordance with the terms of an appointment of a proxy or a resolution authorising a representative to act on behalf of a body corporate shall be valid notwithstanding the death or insanity of the principal or the revocation of the appointment of a proxy or of the authority under which the appointment of a proxy was executed or otherwise authenticated in a manner approved by the Directors (as the case may be) or of the resolution authorising the representative to act or transfer the Share in respect of which the appointment of a proxy or the authorisation of the representative to act was given, provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Office or at such other address as may be specified in the notice of meeting or in the notes thereto before the commencement of the meeting or adjourned meeting at which the appointment of a proxy is used or at which the representative acts PROVIDED HOWEVER that where such intimation is given in electronic form, it shall have been received by the Company before the commencement of the meeting or adjourned meeting at which the appointment of a proxy is used or at which the representative acts.

The Directors may send, at the expense of the Company, by post, by electronic means or otherwise, to the Members appointments of a proxy (subject to the applicable requirements of the Act and with or without stamped envelopes for their return) for use at any general meeting or at any class meeting, either in blank or nominating any one or more of the Directors or any other persons in the alternative.  If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the Members entitled to be sent a notice of the meeting and to vote thereat by proxy.  The accidental omission to issue the appointments of proxy herein referred to, or the non-receipt of any such invitation by any Member entitled to receive such invitation shall not invalidate the proceedings at any such meeting.

Part XII - Directors

75.	Number of Directors

Unless otherwise determined by the Company in General Meeting the number of Directors shall not be more than fifteen nor less than three.  The continuing Directors may act notwithstanding any vacancy in their body, provided that if the number of the Directors is reduced below the prescribed minimum the remaining Director or Directors shall appoint forthwith an additional Director or additional Directors to make up such minimum or shall convene a general meeting of the Company for the purpose of making such appointment.  If there be no Director or Directors able or willing to act then any two Members may summon a general meeting for the purpose of appointing Directors.  Any additional Director so appointed shall hold office (subject to the provisions of the Act and these Articles) only until the conclusion of the annual general meeting of the Company next following such appointment unless he is re-elected during such meeting and he shall not retire by rotation at such meeting or be taken into account in determining the Directors who are to retire by rotation at such meeting.

76.	Share qualification

A Director shall not require a Share qualification.

77.	Ordinary remuneration of Directors

The remuneration to be paid to the Directors shall be such remuneration as the Directors shall determine. Such remuneration shall be deemed to accrue from day to day. A Director is expressly permitted (for the purposes of section 228(1)(d) of the Act) to use the Company's property pursuant to or in conjunction with the exercise or performance of his duties, functions and powers as Director or employee; the terms of any conditions of service or employment or letter of appointment; and, or in the alternative, any other usage authorised by the Directors (or a person authorised by the Directors) from time to time; and including in each case for a Director's own benefit or for the benefit of another person.

78.	Special remuneration of Directors

Any Director who holds any executive office (including for this purpose the office of chairman or deputy chairman) or who serves on any committee, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise as the Directors may determine.

79.	Expenses of Directors

The Directors may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors or general meetings or separate meetings of the Holders of any class of Shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

80.	Alternate Directors

a)
Any Director may appoint by writing under his hand any person (including another Director) to be his alternate provided always that no such appointment of a person other than a Director as an alternate shall be operative unless and until such appointment shall have been approved by resolution of the Directors.

b)
An alternate Director shall be entitled, subject to his giving to the Company an address within the State, the United Kingdom or the United States of America, to receive notices of all meetings of the Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at any such meeting at which the Director appointing him is not personally present and in the absence of his appointor to exercise all the powers, rights, duties and authorities of his appointor as a Director (other than the right to appoint an alternate hereunder).

c)
Save as otherwise provided in these Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the Director appointing him. The remuneration of any such alternate Director shall be payable out of the remuneration paid to the Director appointing him and shall consist of such portion of the last mentioned remuneration as shall be agreed between the alternate and the Director appointing him.

d)
A Director may revoke at any time the appointment of any alternate appointed by him. If a Director shall die or cease to hold the office of Director the appointment of his alternate shall thereupon cease and determine but if a Director retires by rotation or otherwise but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate Director made by him which was in force immediately prior to his retirement shall continue after his re-appointment.

e)
Any appointment or revocation pursuant to this Article may be sent to the Company by delivery, post, cable, telegram, telex, telefax, electronic mail or any other means of communication approved by the Directors and may bear a printed or facsimile signature of the Director making such appointment or revocation or in any other manner approved by the Directors.

Part XIIV - Powers of Directors

81.	Directors' powers

Subject to the provisions of the Act, the Memorandum of Association of the Company and these Articles and to any directions by the Members given by ordinary resolution, not being inconsistent with these Articles or with the Act, the business of the Company shall be managed by the Directors who may do all such acts and things and exercise all the powers of the Company as are not by the Act or by these Articles required to be done or exercised by the Company in general meeting.  No alteration of the Memorandum of Association of the Company or of these Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given.  The powers given by this Article shall not be limited by any special power given to the Directors by these Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

82.	Power to delegate

Without prejudice to the generality of the last preceding Article, the Directors may delegate (with power to sub- delegate) any of their powers to any Managing Director or any other Director holding any other executive office and to any committee consisting of one or more Directors together with such other persons (if any) as may be appointed to such committee by the Directors provided that a majority of the members of each committee appointed by the Directors shall at all times consist of Directors and that no resolution of any such committee shall be effective unless a majority of the members of the committee present at the meeting at which it was passed are Directors.  Insofar as any such power or discretion is delegated to a committee any reference in these Articles to the exercise by the Directors of the power or discretion so delegated shall be read and construed as if it were a reference to the exercise thereof by such a committee.  Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked.  Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the provisions of these Articles regulating the proceedings of Directors so far as they are capable of applying.

83.	Appointment of attorneys

The Directors, from time to time and at any time by power of attorney under seal, may appoint any company, firm or person or fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit.  Any such power of attorney may contain such provisions for the protection of persons dealing with any such attorney as the Directors may think fit and may authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

84.	Local management

Without prejudice to the generality of Articles 82 and 83 the Directors may establish any committees, local boards or agencies for managing any of the affairs of the Company, either in the State or elsewhere, and may appoint any persons to be members of such committees, local boards or agencies and may fix their remuneration and may delegate to any committee, local board or agent any of the powers, authorities and discretions vested in the Directors with power to sub-delegate and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith with any such committee, local board or agency, without notice of any such removal, annulment or variation shall be affected thereby.

85.	Borrowing powers

The Directors may exercise all the powers of the Company to borrow or raise money and to mortgage or charge its undertaking, property, assets, and uncalled capital or any part thereof subject to Part 3 of the Act and to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party, without any limitation as to amount.

86.	Execution of negotiable instruments

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by such person or persons and in such manner as the Directors shall determine from time to time by resolution.

87.	Provision for employees

The Directors may exercise any power conferred by the Act to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or any part of the undertaking of the Company or that subsidiary.

Part XIV - Appointment and Retirement of Directors

88.	Retirement by rotation

a)
At each annual general meeting of the Company one third of the Directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office, but if there is only one Director who is subject to retirement by rotation then he shall retire.

b)
The Directors (including any Directors holding executive office pursuant to these Articles) to retire by rotation shall be those who have been longest in office since their last appointment or reappointment but as between persons who became or were last reappointed Directors on the same day those to retire shall be determined (unless they otherwise agree among themselves) by lot.

c)
A Director who retires at an annual general meeting may be reappointed, if willing to act. If he is not reappointed (or deemed to be reappointed pursuant to these Articles) he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

d)
Notwithstanding any other provision of this Article, if any of the Directors who are Directors of the Company on the date of adoption of these Articles retires prior to or at the Third Annual General Meeting held following the date of adoption of these Articles, other than in accordance with the provisions of this Article (a "Retiring Director"), any Director appointed to replace any such Director or, for the avoidance of doubt, any Director taking the place on the Board originally held by a Retiring Director (in each case a "Substitute Director") shall be deemed to have been appointed a Director of the Company on the date on which the Retiring Director was appointed a Director of the Company, solely for the purpose of determining which of the Directors are to retire by rotation in accordance with the provisions of this Article. If no Director is appointed to replace any such Retiring Director or any Substitute Director then, notwithstanding that no such Director is appointed, none of the Directors of the Company on the date of adoption of these Articles shall be required to retire in accordance with the provisions of this Article at an earlier date than he could otherwise have been required to retire had such Retiring Director not retired and the number of Directors to retire at any annual general meeting in accordance with the provisions of this Article shall accordingly be reduced, if necessary. The terms of this Article shall cease to apply following the Third Annual General Meeting held following the date of adoption of these Articles.

89.	Deemed reappointment

If the Company, at the meeting at which a Director retires by rotation, does not fill the vacancy, the retiring Director, if willing to act, shall be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the Director is put to the meeting and lost.

90.	Eligibility for appointment as a Director

a)
No person other than a Director retiring by rotation shall be appointed a Director at any annual general meeting unless he is recommended by the Directors or unless a draft resolution for the appointment of such person (accompanied by the particulars which would be required, if he were to be so appointed, to be included in the Company's register of Directors together with a notice executed by that person of his willingness to be appointed) shall have been proposed by a Member or Members holding not less than three per cent of the issued share capital, representing not less than three per cent of the total voting rights of all the Members who have a right to vote at the meeting, received by the Company in hardcopy form or in electronic form at least forty-two days before the meeting to which it relates, and passed at that meeting in compliance with the Act and these Articles.

b)
In the case of a general meeting other than an annual general meeting, no person other than a Director retiring as aforesaid or a person recommended by the Directors shall be appointed unless not less than fourteen nor more than thirty Clear Days before the date appointed for the meeting, a draft resolution for the appointment of such person (accompanied by the particulars which would be required, if he were to be so appointed, to be included in the Company's register of Directors together with a notice executed by that person of his willingness to be appointed) shall have been proposed by a Member or Members holding not less than three per cent of the issued share capital, representing not less than three per cent of the total voting rights of all the Members who have a right to vote at the meeting, received by the Company in hardcopy form or in electronic form, and passed at that meeting in compliance with the Act and these Articles.

c)	No Director shall be required to retire on account of age.

91.	Appointment of additional Directors

Subject as aforesaid, the Company by ordinary resolution may appoint a person to be a Director either to fill a vacancy or as an additional Director and may also determine the rotation in which any additional Directors are to retire.

The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors.  A Director so appointed shall hold office only until the next following annual general meeting and shall not be taken into account in determining the Directors who are to retire by rotation at the meeting.  If not re-appointed at such annual general meeting, such Director shall vacate office at the conclusion thereof.

Part XV - Disqualification and Removal of Directors

92.	Disqualification of Directors

The office of a Director and, in the case of (f) the office of the chairman, shall be vacated ipso facto if:-

a)	he ceases to be a Director by virtue of any provision of the Act or he becomes prohibited by law from being a Director;

b)	he is adjudicated bankrupt or being a bankrupt has not obtained a certificate of discharge in the relevant jurisdiction;

c)
in the opinion of a majority of his co-Directors, the health of the Director is such that he can no longer be reasonably regarded as possessing an adequate decision making capacity so that he may discharge his duties as a director;

d)	(not being a Director holding for a fixed term an executive office in his capacity as a Director) he resigns his office by notice to the Company;

e)	he is convicted of an indictable offence, unless the Directors determine otherwise;

f)
he shall have been absent for more than six consecutive months without permission of the Directors from meetings of the Directors held during that period and his alternate Director (if any) shall not have attended any such meeting in his place during such period and the Directors pass a resolution that by reason of such absence he has vacated office;

g)
he is removed from office by notice in writing served upon him signed by all his co-directors; if he holds an appointment to an executive office which thereby automatically determines, such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company.

93.	Removal of Directors

The Company may, in accordance with Section 146 of the Act, remove any Director before the expiry of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director and may, if thought fit, by ordinary resolution appoint another Director in his stead.  The person appointed shall be subject to retirement at the same time as if he had become a Director on the date on which the Director in whose place he is appointed was last appointed a Director.  Nothing in this Article shall be taken as depriving a person removed hereunder of compensation or damages payable to him in respect of the termination of his appointment as Director or of any appointment terminating with that of Director.

Part XVI - Directors' Offices and Interests

94.	Executive offices

a)
The Directors may appoint one or more of their body to the office of Managing Director or to any other executive office under the Company (including, where considered appropriate, the office of the chairman) on such terms and for such period as they may determine and, without prejudice to the terms of any contract entered into in any particular case, may revoke any such appointment at any time.

b)
A Director holding any such executive office shall receive such remuneration, whether in addition to or in substitution for his ordinary remuneration as a Director and whether by way of salary, commission, participation in profits or otherwise or in any combination of the foregoing as the Directors may determine.

c)
The appointment of any Director to the office of chairman or Managing Director shall determine automatically if he ceases to be a Director (other than where he is re-appointed as a Director at an Annual General Meeting of the Company having retired by rotation in accordance with these Articles) but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

d)
The appointment of any Director to any other executive office shall not determine automatically if he ceases from any cause to be a Director unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

e)
A Director may hold any other office or place of profit under the Company (except that of Auditor) in conjunction with his office of Director, and may act in a professional capacity to the Company, on such terms as to remuneration and other-wise as the Directors shall arrange. Nothing in Section 228(1)(e) of the Act shall restrict a Director from entering into any commitment which has been approved by the Board or has been approved pursuant to such authority as may be delegated by the Board in accordance with these Articles. It shall be the duty of each Director to obtain the prior approval of the Board, before entering into any commitment permitted by Sections 228(1)(e)(ii) and 228(2) of the Act.

95.	Disclosure of interests by Directors

A Director or shadow director of the Company who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall comply with the provisions of Section 231 of the Act, with regard to the disclosure of such interest by declaration.

96.	Directors' interests

a)
A Director notwithstanding his office but subject to his having disclosed any interest which he is required to disclose whether by these Articles or the Act in accordance with these Articles or the Act as the case may be:-

i)
may be a party to, or otherwise interested in, any transaction or arrangement with the Company or any subsidiary or Associated Company thereof or in which the Company or any subsidiary or Associated Company thereof is otherwise interested;

ii)
may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company or any subsidiary or Associated Company thereof is otherwise interested; and

iii)
shall not be accountable, by reason of his office, to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

b)
No Director or intended Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the other company in which any Director shall be in any way interested be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason solely of such Director holding that office or of the fiduciary relationship thereby established. The nature of a Director's interest must be declared by him at the meeting of the Directors at which the question of entering into the contract or arrangement is first taken into consideration or, if the Director was not at the date of that meeting interested in the proposed contract or arrangements at the next meeting of the Directors held after he became so interested, and in a case where the Director becomes interested in a contract or arrangement after it is made at the first meeting of the Directors held after he becomes so interested.

c)
A copy of every declaration made and notice given under this Article shall be entered within three days after the making or giving thereof in a book kept for this purpose. Such book shall be open for inspection without charge by any Director, Secretary, Auditor or Member of the Company at the Office and shall be produced at every general meeting of the Company and at any meeting of the Directors if any Director so requests in sufficient time to enable the book to be available at the meeting.

d)	For the purposes of this Article:-

i)
a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons or company is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified with the relevant party; and

ii)	an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

97.	Restriction on Directors' voting

a)
Save as otherwise provided by these Articles, a Director shall not vote at a meeting of the Directors or a committee of Directors on any resolution concerning a matter in which he has, directly or indirectly or together with any person or persons connected with him an interest which is material or a duty which conflicts or may conflict with the interests of the Company. A Director shall not be counted in the quorum present at a meeting in relation to any such resolution on which he is not entitled to vote.

b)
A Director shall be entitled (unless he has some material interest or duty which conflicts or may conflict with the interests of the Company which is not indicated below) to vote (and be counted in the quorum) in respect of any resolutions concerning any of the following matters, namely:-

i)
the giving of any security, guarantee or indemnity to him in respect of money lent by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary companies or obligations incurred by him or any other person on behalf of the Company or any of its subsidiaries at the request of or for the benefit of the Company or any of its subsidiary companies;

ii)
the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary companies for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

iii)
the subscription or purchase of shares, debentures or other securities of the Company or any of its subsidiary companies pursuant to an offer or invitation to members or debenture holders of the Company or any of its subsidiary companies or any class of them, or to the public or any section of the public in which offer or invitation he is or may be entitled to participate as a holder of securities or in which he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

iv)
any proposal concerning any other company in which he is interested, directly or indirectly or together with any person or persons connected with him and whether as an officer or shareholder or otherwise howsoever, provided that he is not the holder of or beneficially interested, directly or indirectly in one per cent. or more of the issued shares of any class of such company or of the voting rights available to members of such company (any such interest being deemed for the purposes of this Article to be a material interest in all circumstances);

v)
any proposal concerning the adoption, modification or operation of a superannuation fund or retirement benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval for taxation purposes by the appropriate Revenue authorities which does not award the Director any privilege or benefit not generally awarded to the employees to whom such arrangement or scheme relates;

vi)
any proposal concerning the adoption, modification or operation of any scheme for enabling employees (including full time executive Directors) of the Company and/or any subsidiary thereof to acquire Shares in the Company or any arrangement for the benefit of employees of the Company or any of its subsidiaries which does not award the Director any privilege or benefit not generally awarded to the employees to whom such scheme or arrangement relates; or

vii)	any proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of the Directors or for the benefit of persons including the Directors.

c)
Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting thereon), shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

d)
If a question arises at a meeting of Directors or of a committee of Directors as to the materiality of a Director's interest or as to the right of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question may be referred, before the conclusion of the meeting, to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of such Director has not been fully and fairly disclosed; provided that, if such question arises in relation to the chairman of the meeting, he shall temporarily vacate the chair.

e)
For the purposes of this Article, an interest of a person who is the spouse or a minor child of a Director shall be treated as an interest of the Director and in relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director.

98.	Entitlement to grant pensions

The Directors may provide benefits, whether by way of pensions, gratuities or otherwise, for any Director, former Director or other officer or former officer of the Company or to any person who holds or has held any employment with the Company or with any body corporate which is or has been a subsidiary of or an Associated Company of the Company or a predecessor in business of the Company, any subsidiary of the Company or of any such Associated Company and to any member of his family or any person who is or was dependent on him and may set up, establish, support, alter, maintain and continue any scheme for providing all or any such benefits and for such purposes any Director accordingly may be, become or remain a member of, or rejoin, any scheme and receive or retain for his own benefit all benefits to which he may be or become entitled thereunder.  The Directors may pay out of the funds of the Company any premiums, contributions or sums payable by the Company under the provisions of any such scheme in respect of any of the persons or class of persons above referred to who are or may be or become members thereof.

Part XVII - Proceedings of Directors

99.	Convening and regulation of Directors' meetings

(a)
Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit. A Director may, and the Secretary at the request of a Director shall, call a meeting of the Directors. Any Director may waive notice of any meeting and any such waiver may be retrospective. If the Directors so resolve, it shall not be necessary to give notice of a meeting of Directors to any Director who, being a resident of the State, is for the time being absent from the State.

(b)
Notice of a meeting of the Directors shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent in writing by delivery, post, cable, telegram, telex, telefax, electronic mail or otherwise in electronic form, (whether as an electronic communication or otherwise) or by any other means of communication approved by the Directors to him at his last known address or any other address or number (including any address or number used for the purpose of communication by way of electronic mail or other electronic communication) given by him to the Company for this purpose.

100.	Quorum for Directors' meetings

a)
The quorum for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed at any other number shall be three. For the purposes of this Article an alternate Director shall be counted in a quorum, but so that not less than two individuals shall constitute the quorum.

b)
Any Director who ceases to be a Director at a meeting of the Directors may continue to be present and to act as a Director and to be counted in the quorum until the termination of the meeting provided no other Director objects and provided also that otherwise a quorum of Directors would not be present.

c)
The continuing Directors or a sole Director may act notwithstanding any vacancies in their number but if the number of Directors is less than the number fixed as the quorum, they may act only for the purpose of filling vacancies or of calling a general meeting.

101.	Voting at Directors' meetings

a)	Questions arising at any meeting of Directors shall be decided by a majority of votes. Where there is an equality of votes, the chairman of the meeting shall have a second or casting vote.

b)
Subject as hereinafter provided, each Director present and voting shall have one vote and in addition to his own vote shall be entitled to one vote in respect of each other Director not present at the meeting who shall have authorised him in respect of such meeting to vote for such other Director in his absence. Any such authority may relate generally to all meetings of the Directors or to any specified meeting or meetings and must be in writing and may be sent by delivery, post, cable, telegram, telex, telefax, or may be provided in electronic form (whether as an electronic communication or otherwise) or be sent by any other means of communication approved by the Directors and may bear a printed or facsimile signature of the Director giving such authority or may be otherwise authenticated in such manner as may be prescribed by the Directors. The authority must be delivered to the Secretary prior to or must be produced at the first meeting at which a vote is to be cast pursuant thereto provided that no Director shall be entitled to any vote at a meeting on behalf of another Director pursuant to this paragraph if the other Director shall have appointed an alternate Director and that alternate Director is present at the meeting at which the Director proposes to vote pursuant to this paragraph.

102.	Telecommunication meetings

Any Director or alternate Director may participate in a meeting of the Directors or any committee of the Directors by means of conference telephone, or by video or other telecommunications equipment by means of which all persons participating in the meeting can hear each other speak and such participation in a meeting shall constitute presence in person at the meeting.  Any such Director or alternate Director participating by means of conference telephone or other telecommunications equipment shall be counted in assessing whether any quorum is present at such meeting.

103.	Chairman of the board of Directors

Subject to any appointment to the office of chairman made pursuant to these Articles, the Directors may elect a chairman of their meetings and determine the period for which he is to hold office, but if no such chairman is elected or if at any meeting the chairman is unwilling to act or is not present within five minutes after the time appointed for holding the same the Deputy chairman if any, shall be the chairman of the meeting or if he is unwilling to act or is not present within five minutes after the time appointed for holding the same the Directors present may choose one of their number to be chairman of the meeting.

104.	Validity of acts of Directors

All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified from holding office or had vacated office, shall be as valid as if every such person had been duly appointed and was qualified to be a Director, had continued to be a Director and had been entitled to vote.

105.	Directors' resolutions or other documents in writing

A resolution or other document in writing signed (or otherwise authenticated in a manner determined by the Directors) by all the Directors entitled to receive notice of a meeting of Directors or of a committee of Directors shall be as valid as if it had been passed at a meeting of Directors or (as the case may be) a committee of Directors duly convened and held and may consist of several documents in the like form each signed (or otherwise authenticated as aforesaid, as the case may be) by one or more Directors and a resolution signed by an alternate Director need not also be signed by his appointer and, if it is signed by a Director who has appointed an alternate Director, it need not be signed by the alternate Director in that capacity.  Such resolution or other document or documents when duly signed (or otherwise authenticated as aforesaid, as the case may be) may be delivered or transmitted (unless the Directors shall otherwise determine either generally or in any specific case) by facsimile transmission or some other similar means of transmitting the contents of documents or may be delivered or transmitted in electronic form, whether as an electronic communication or otherwise provided such manner of delivery or transmission has been approved by the Directors.

Part XIIX - The Secretary

106.	Appointment of secretary

The Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit and any Secretary so appointed may be removed by them.  Anything required or authorised by the Act or these Articles to be done by or to the Secretary may be done by or to any assistant or acting Secretary or, if there is no assistant or acting Secretary readily available and capable of acting, by or to any officer or employee of the Company authorised generally or specially in that behalf by the Directors: Provided that any provision of the Act or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as a Director and as, or in the place of, the Secretary.

Part XIX - The Seal

107.	Use of Seal

The Directors shall ensure that the Seal shall be used only by the authority of the Directors or of a committee authorised by the Directors.

108.	Seal for use abroad

The Company may exercise the powers conferred by the Act with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

109.	Signature of sealed instruments

a)
Subject as provided in paragraph (b) of this Article, every instrument to which the Seal shall be affixed shall, as part of the sealing process, be signed by at least one Director or other person duly authorised in that behalf by the Directors and by the Secretary or one of the persons authorised as aforesaid (who has not already signed) and, in favour of any purchaser or person dealing with the Company in good faith, such signatures shall be conclusive evidence of the fact that the Seal has been properly affixed.

b)
The Directors may by resolution determine, either generally or in any particular case, that in respect of certificates for Shares or debentures or other securities of the Company, the signature of any Director or of the Secretary or other person authorised by the Directors as aforesaid forming part of the sealing process may be applied or effected by non-autographic means, or that such certificates shall bear no signatures, and in favour of any registered holder or other person acquiring any such Shares or debentures or other securities in good faith a certificate executed in any of the modes of execution authorised herein shall be as valid and effective as if such certificate was issued under the Seal of the Company pursuant to these Articles.

Part XX - Dividends and Reserves

110.	Declaration of dividends

a)
Subject to the provisions of the Act, the Company by ordinary resolution may declare dividends in accordance with the respective rights of the Members, but no dividend shall exceed the amount recommended by the Directors. Dividends may be declared or paid in any currency.

b)
The Directors may at their discretion make provision to enable any Holder of Ordinary Shares as they shall from time to time determine to receive dividends duly declared in a currency or currencies other than Euro. For the purposes of the circulation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as a dividend shall be such market rate selected by the Directors as they shall consider appropriate ruling at the close of business in Dublin on the date which is the business day last preceding (i) in the case of a dividend to be declared by the Company in general meeting, the date on which the Directors publicly announce their intention to recommend that specific dividend; and (ii) in the case of any other dividend, the date on which the Directors publicly announce their intention to pay that specific dividend.

c)
Where a Holder of Ordinary Shares has elected or agreed pursuant to provision made under these Articles to receive dividends in a currency other than Euro the Directors may at their discretion make such arrangements as they deem necessary to enable payment of the dividend to be made to such Holders in such currency for value on the date on which the relevant dividend is paid, or such later date as the Directors may determine.

111.	Scrip dividends

The Directors may, if authorised by an ordinary resolution of the Company, offer any Holders of Ordinary Shares the right to elect to receive Ordinary Shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Directors) of any dividend specified by the ordinary resolution.  The following provisions shall apply (subject always to the provisions of the Act):

a)
An ordinary resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period, but such period may not end later than the beginning of the annual general meeting next following the date of the meeting at which the ordinary resolution is passed.

b)
The entitlement of each Holder of Ordinary Shares to new Ordinary Shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo. For this purpose, "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's Ordinary Shares on Nasdaq or such other Stock Exchange upon which the Company's Ordinary Shares are admitted as derived from the daily official list, on the day on which the Ordinary Shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

c)
On or as soon as practicable after announcing that the Company is to declare or recommend any dividend, the Directors, if they intend to offer an election in respect of that dividend, shall also announce that intention, and shall after determining the basis of allotment, if they decide to proceed with the offer, notify the Holders of Ordinary Shares in writing of the right of election offered to them and specify the procedure to be followed and place at which, and the latest time by which elections must be lodged in order to be effective. Any election by a holder of Ordinary Shares shall be binding on every successor in title to the Ordinary Shares in respect of which the election is made.

d)
The Directors shall not proceed with any election unless the Company has sufficient unissued Shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

e)
The Directors may exclude from any offer any Holders of Ordinary Shares where the Directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

f)
The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect of which an election has been made ("the elected Ordinary Shares") and instead additional Ordinary Shares shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment calculated as stated. For such purpose the Directors shall capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account) whether or not the same is available for distribution as the Directors may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to the holders of the elected Ordinary Shares on that basis and the provisions of Article 124 shall apply mutatis mutandis to any capitalisation made pursuant to this Article.

g)
The additional Ordinary Shares when allotted shall rank pari passu in all respects with the fully-paid Ordinary Shares then in issue except that they will not be entitled to participation in the relevant dividend.

(h)	(i)	The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation with full power for the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby, in whole or in part, the fractional entitlements are disregarded and, the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned. The Directors may, in their absolute discretion, if it shall in their opinion seem expedient, suspend or terminate (whether temporarily or otherwise) such right to elect and may do such acts and things considered necessary or expedient with regard to, or in order to effect, any such suspension or termination;

(ii)	Notwithstanding the foregoing, the Directors may at any time prior to payment of the relevant dividend determine, if it appears to them desirable to do so because of a change in circumstances, that the dividend shall be payable wholly in cash and if they so determine then all elections made shall be disregarded. The relevant dividend shall be payable wholly in cash if the Ordinary Shares of the Company cease to be listed on or dealt in any recognised stock exchange at any time prior to the due date of issue of the additional Ordinary Shares or, if such listing is suspended and not reinstated by the date immediately preceding the due date of such issue.

112.	Interim and fixed dividends

Subject to the provisions of the Act, the Directors may declare and pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution.  If the share capital is divided into different classes, the Directors may declare and pay interim dividends on Shares which confer deferred or non-preferred rights with regard to dividend as well as on Shares which confer preferential rights with regard to dividend, but subject always to any restrictions for the time being in force (whether under these Articles, under the terms of issue of any Shares or under any agreement to which the Company is a party, or otherwise) relating to the application, or the priority of application, of the Company's profits available for distribution or to the declaration or as the case may be the payment of dividends by the Company.  Subject as aforesaid, the Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment.  Provided the Directors act in good faith they shall not incur any liability to the Holders of Shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any Shares having deferred or non-preferred rights.

113.	Payment of dividends

a)
Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the Shares during any portion or portions of the period in respect of which the dividend is paid; but, if any Share is issued on terms providing that it shall rank for dividend as from a particular date, such Share shall rank for dividend accordingly. For the purposes of this Article, no amount paid on a Share in advance of calls shall be treated as paid on a Share.

b)	If several persons are registered as joint Holders of any Share, any one of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

114.	Deductions from dividends

The Directors may deduct from any dividend or other moneys payable to any Member in respect of a Share any moneys presently payable by him to the Company in respect of that Share.

115.	Dividends in specie

A general meeting declaring a dividend may direct, upon the recommendation of the Directors, that it shall be satisfied wholly or partly by the distribution of assets (and, in particular, of paid up Shares, debentures or debenture stock of any other company or in any one or more of such ways) and the Directors shall give effect to such resolution.  Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof in order to adjust the rights of all the parties and may determine that cash payments shall be made to any Members upon the footing of the value so fixed and may vest any such specific assets in trustees.

116.	Payment of dividends by post

Any dividend or other moneys payable in respect of any Share may be paid by cheque or warrant sent by post, at the risk of the person or persons entitled thereto, to the registered address of the Holder or, where there are joint Holders, to the registered address of that one of the joint Holders who is first named on the Register or to such person and to such address as the Holder or joint Holders may in writing direct.  Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and payment of the cheque or warrant shall be a good discharge to the Company.  Any joint Holder or other person jointly entitled to a Share as aforesaid may give receipts for any dividend or other moneys payable in respect of the Share.  The Directors may also, in circumstances which they consider appropriate, arrange for payment of dividends by electronic funds transfer, bank transfer or by any other method selected by the Directors from time to time and in such event the debiting of the Company's account in respect of the appropriate amount shall be deemed a good discharge of the Company's obligations in respect of any payment made by any such method.

117.	Dividends not to bear interest

No dividend or other moneys payable by the Company on or in respect of any Shares shall bear interest against the Company unless otherwise provided by the rights attached to the Shares.

118.	Payment to Holders on a particular date

Any resolution declaring a dividend on Shares of any class, whether a resolution of the Company in general meeting or a resolution of the Directors, may specify that the same may be payable to the persons registered as the Holders of such Shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se of transferors and transferees of any such Shares in respect of such dividend.  The provisions of this Article shall apply, mutatis mutandis, to capitalisations to be effected in pursuance of these Articles.

119.	Unclaimed dividends

If the Directors so resolve, any dividend which has remained unclaimed for twelve years from the date of its declaration shall be forfeited and cease to remain owing by the Company.  The payment by the Directors of any unclaimed dividend or other moneys payable in respect of a Share into a separate account shall not constitute the Company a trustee in respect thereof.  Any dividend, interest or other sum payable which remains unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.

120.	Reserves

Before recommending any dividend, whether preferential or otherwise, the Directors may carry to reserve out of the profits of the Company such sums as they think proper.  All sums standing to reserve may be applied from time to time at the discretion of the Directors for any purpose to which the profits of the Company may be properly applied and at the like discretion may be either employed in the business of the Company or invested in such investments as the Directors may lawfully determine.  The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as they may lawfully determine.  Any sum which the Directors may carry to reserve out of the unrealised profits of the Company shall not be mixed with any reserve to which profits available for distribution have been carried.  The Directors may also carry forward, without placing the same to reserve, any profits which they may think it prudent not to divide.

Part XXI - Accounting Records

121.	Accounts

a)	The Directors shall, cause the Company to keep accounting recording whether in the form of documents electronic form or otherwise, which are sufficient to:

i)	correctly record and explain the transactions of the Company,

ii)	enable at any time, the assets, liabilities, the financial position and profit or loss of the Company to be determined with reasonable accuracy,

iii)
enable the Directors to ensure that any financial statements and any director's report, required to be prepared under the Act, of the Company comply with the requirements of the Act [and, where applicable, Article 4 of the [IAS Regulation]], and

iv)	enable the financial statements of the Company to be audited.

b)
The accounting records of the Company shall be kept on a continuous and consistent basis, that is to say, the entries therein shall be made in a timely manner and be consistent from one year to the next.

c)
The accounting records of the Company shall not be deemed to be kept if there are not kept such accounting records as comply with the Act and as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

d)
The accounting records shall be kept at the Office or, subject to the provisions of the Act, at such other place as the Directors think fit and shall be open at all reasonable times to the inspection of the Directors.

e)
In accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the annual general meeting of the Company from time to time statutory financial statements of the Company and such other reports and financial statements as are required by the Act to be prepared and laid before such meeting.

f)
A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the annual general meeting of the Company together with a copy of the Directors' report and Auditors' report shall be sent, not less than twenty-one Clear Days before the date of the annual general meeting, to every person entitled under the provisions of the Act to receive them; and the required number of copies of these documents shall be forwarded at the same time to the appropriate sections of The Stock Exchanges.

g)	Auditors shall be appointed and removed and their duties regulated in accordance with the Act.

Part XXII - Capitalisation of Profits or Reserves

122.	Capitalisation of profits and reserves

Without prejudice to any powers conferred on the Directors by these Articles and under the Act, the Company in general meeting, subject to the Act may resolve, upon the recommendation of the Directors, that any sum for the time being standing to the credit of any of the Company's reserves (including any capital redemption reserve fund, share premium account and / or any undenominated capital reserve fund) or to the credit of the profit and loss account be capitalised and applied on behalf of the Members who would have been entitled to receive that sum if it had been distributed by way of dividend and in the same proportions, or, on behalf of such members and in such other proportions as the Company in general meeting may resolve, upon the recommendation of the Directors, in each case, either in or towards paying up amounts for the time being unpaid on any Shares held by them respectively, or in paying up in full unissued Shares or debentures of the Company of a nominal amount equal to the sum capitalised (such Shares or debentures to be allotted and distributed credited as fully paid up to and amongst such Holders in the proportions aforesaid) or partly in one way and partly in another, so, however, that the only purposes for which any such sums standing to the credit of any of the foregoing reserves shall be applied shall be those permitted by the Act.

123.	Capitalisation and use of non-distributable profits and reserves

Without prejudice to any powers conferred on the Directors as aforesaid, the Company in general meeting may resolve, on the recommendation of the Directors, that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts (including any capital redemption reserve fund, share premium account and / or any undenominated capital reserve fund) or to the credit of the profit and loss account which is not available for distribution by applying such sum in paying up in full unissued Shares to be allotted as fully paid bonus Shares to those Members of the Company who would have been entitled to that sum if it were distributable and had been distributed by way of dividend (and in the same proportions or, to such of the Members and in such other proportions as the Company in general meeting may resolve, upon the recommendation of the Directors) and the Directors shall give effect to such resolution.

124.	Implementation of capitalisation issues

Whenever such a resolution is passed in pursuance of either of the two immediately preceding Articles, the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby and all allotments and issues of fully paid Shares or debentures, if any, and generally shall do all acts and things required to give effect thereto with full power to the Directors to make such provisions as they shall think fit for the case of Shares or debentures becoming distributable in fractions (and, in particular, without prejudice to the generality of the foregoing, either to disregard such fractions or to sell the Shares or debentures represented by such fractions and distribute the net proceeds of such sale to and for the benefit of the Company or to and for the benefit of the Members otherwise entitled to such fractions in due proportions) and to authorise any person to enter on behalf of all the Members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further Shares or debentures to which they may become entitled on such capitalisation or, as the case may require, for the payment up by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts remaining unpaid on their existing Shares and any agreement made under such authority shall be binding on all such Members.

Part XXIIV - Notices

125.	Notices in writing

Any notice to be given, served or delivered pursuant to these Articles shall be in writing or by sending the same by electronic mail or other form of Electronic Communication approved by the Directors to the address of any Member notified to the Company by the Member for such purpose.

126.	Service of notices and documents

(a)
A notice or document (including a share certificate and a proxy appointment) to be given, served or delivered in pursuance of these Articles or otherwise may be given to, served on or delivered to any Member by the Company:

(i)	by handing same to him or his authorised agent;

(ii)	by leaving the same at his registered address;

(iii)	by sending the same by ordinary post in a pre-paid cover addressed to him at his registered address; or

(iv)	by delivering or making the same available in electronic form, whether as an electronic communication or otherwise subject to and in accordance with the provisions of these Articles.

(b)
Where a notice or document is given, served or delivered pursuant to sub paragraph (a)(i) or (ii) of this Article, the giving, service or delivery thereof shall be deemed to have been effected at the time the same was handed to the Member or his authorised agent, or left at his registered address (as the case may be).

(c)
Where a notice or document is given, served or delivered pursuant to sub-paragraph (a)(iii) of this Article, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of twenty-four hours following posting. In proving service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

(d)
Where a notice, document or other information is given, served or delivered in electronic form whether as an electronic communication or otherwise pursuant to sub-paragraph a) iv) of this Article, it shall be treated as having been given, served or delivered:

(i)	if given, served or delivered by electronic mail, at the time it was sent; or

(ii)
where any such notice or document is given, served or delivered by being made available or displayed on a website, when the recipient received or is deemed to have received notice of the fact that the notice, document or other information was available on the website.

(e)
Every legal personal representative, committee, receiver, curator bonis or other legal curator, assignee in bankruptcy or liquidator of a Member shall be bound by a notice given as aforesaid if sent to the last registered address of such Member (or if otherwise delivered or made available in accordance with this Article), notwithstanding that the Company may have notice of the death, lunacy, bankruptcy, liquidation or disability of such Member.

(f)
Where a Member has elected to receive notices or other documents in electronic form, whether as an electronic communication or otherwise, the Company may notwithstanding such election and without giving advance notice to the Member, provide such notices or documents in accordance with any of the methods allowed for in sub-paragraphs a)i), ii) or iii) of this Article and such provision shall satisfy the Company’s obligations in this regard.

(g)	Without prejudice to the provisions of sub-paragraphs (a) (i) and (ii) of this Article, if at any time by reason of:

(i)	the suspension or curtailment of postal services within the State, the Company is unable effectively to convene a general meeting by notice sent through the post; or

(ii)	the occurrence of any event or thing as a consequence of which the Company is unable effectively to convene a general meeting by means of an electronic communication;

a general meeting may be convened by a notice advertised on the same day in at least one leading national daily newspaper published in the State (and one national daily newspaper published in the United Kingdom and the United States of America) and such notice shall be deemed to have been duly served on or delivered to all Members entitled thereto at noon on the day on which the said advertisement or advertisements shall appear.  In any such case the Company shall send confirmatory copies of the notice through the post to those Members whose registered addresses are outside the State (if or to the extent that in the opinion of the Directors it is practical so to do) or are in areas of the State unaffected by such suspension or curtailment of postal services and if at least ninety-six hours prior to the time appointed for the holding of the meeting the posting of notices to Members in the State, or any part thereof which was previously affected, has become practical in the opinion of the Directors, the Directors shall send forthwith confirmatory copies of the notice by post or electronic means, whether as an electronic communication or otherwise (as the case may be) to such Members.  The accidental omission to give any such confirmatory copy of a notice of a meeting to, or the non-receipt of any such confirmatory copy by, any person entitled to receive the same shall not invalidate the proceedings at the meeting.

(h)
Notwithstanding anything contained in this Article the Company shall not be obliged to take account of or make any investigations as to the existence of any suspension or curtailment of postal services within or in relation to all or any part of any jurisdiction or area other than the State and, in the case of sub-paragraph g)ii) of this Article, the Company shall not be obliged to carry out any tests or investigations into the causes of or circumstances surrounding the event or thing in question as a consequence of which the Company shall be unable effectively to convene a general meeting by means of an electronic communication other than such tests and investigations as may be used from time to time by the Company or its agents in relation to the use or operation of any systems for electronic communication.

127.	Notices to members

Any Member whose registered address is not within the State, the United Kingdom, the United States of America, the Channel Islands or the Isle of Man and who gives to the Company an address within any of the above territories at which notices may be served upon him shall be entitled to have notices served upon him at that address or shall be entitled to receive notices by electronic mail, or other formal Electronic Communication approved by the Directors, to be sent to an address notified to the Company by the Member for such purpose but unless he does so shall not be entitled to receive any notice from the Company.

128.	Service on joint Holders

A notice may be given by the Company to the joint Holders of a Share by giving the notice to the joint Holder whose name stands first in the Register in respect of the Share or, in the case of a notice sent by electronic mail or other form of Electronic Communication approved by the Directors, to the address in respect of the Joint Holding notified to the Company by the Joint Holders for such purpose, and notice so given shall be sufficient notice to all the joint Holders.

129.	Service on transfer or transmission of Shares

(a)
Every person who becomes entitled to a Share shall before his name is entered in the Register in respect of the Share, be bound by any notice in respect of that Share which has been duly given to a person from whom he derives his title provided that the provisions of this paragraph shall not apply to any notice served under Article 67 unless, under the provisions of Article 67(c), it is a notice which continues to have effect notwithstanding the registration of a transfer of the Shares to which it relates.

(b)
Without prejudice to the provisions of these Articles allowing a meeting to be convened by newspaper advertisement, a notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them at the address (inclusive of an electronic address), if any, supplied by them for that purpose. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

130.	Signature to notices

The signature to any notice to be given by the Company may be written or printed or, in the case of a notice in electronic form the signature may be an Electronic Signature, Advanced Electronic Signature or otherwise as the Directors may approve.

131.	Deemed receipt of notices

A Member present, either in person or by proxy, at any meeting of the Company or the Holders of any class of Shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

132.	Use of Electronic Communication

(a)
Notwithstanding any other provision of these Articles, whenever any person (including without limitation the Company, a Director, the Secretary, any officer of the Company, a Member or any other person) is required or permitted by these Articles or otherwise to give or receive information in writing such information may be given or received in electronic form, whether as an electronic communication or otherwise in such manner or form and subject to such terms, conditions or restrictions as the Directors may, subject to the Act, determine or approve from time to time in their absolute discretion.

(b)
Subject to the Act, the Company and its Directors, Secretary or officers shall not be compelled to receive or to send electronic communications or information in electronic form under these Articles or otherwise until such time as the Directors shall have advised (pursuant to any terms and conditions of electronic communication or otherwise) the recipient or giver (as the case may be) in writing of the manner, form and restrictions (if any) by which such information may be sent or received.

Part XXIV - Winding up

133.	Distribution on winding up

If the Company shall be wound up and the assets available for distribution among the Members as such shall be insufficient to repay the whole of the paid up or credited as paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the Shares held by them respectively.  And if in a winding up the assets available for distribution among the Members shall be more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the Members in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said Shares held by them respectively.  Provided that this Article shall not affect the rights of the Holders of Shares issued upon special terms and conditions.

134.	Distribution in specie

If the Company is wound up, the liquidator, with the sanction of a special resolution of the Company and any other sanction required by the Act, may divide among the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and, for such purpose, may value any assets and determine how the division shall be carried out as between the Members or different classes of Members.  The liquidator, with the like sanction, may subject to the Act vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as, with the like sanction, he determines, but so that no Member shall be compelled to accept any assets upon which there is a liability.

Part XXV - Miscellaneous

135.	Minutes of meetings

The Directors shall cause minutes to be made and to be entered in books kept for that purpose of the following matters, namely:-

a)	of all appointments of officers and committees made by the Directors and of their salary or remuneration;

b)
of the names of Directors present at every meeting of the Directors and of the names of any Directors and of all other members thereof present at every meeting of any committee appointed by the Directors; and

c)	of all resolutions and proceedings of all general meetings of the Company and of the Holders of any class of Shares in the Company and of the Directors and of committees appointed by the Directors.

Any such minute as aforesaid, if purporting to be signed by the chairman of the meeting at which the proceedings were held, or by the chairman of the next succeeding meeting, shall be receivable as prima facie evidence of the matters stated in such minute without any further proof.

136.	Inspection

The Directors shall determine from time to time whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members, not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Act or authorised by the Directors or by the Company in general meeting.  No Member shall be entitled to require discovery of or any information respecting any detail of the Company's trading, or any matter which is or may be in the nature of a trade secret, mystery of trade, or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it would be inexpedient in the interests of the Members of the Company to communicate to the public.

137.	Secrecy

Every officer of the Company or other person employed in the business of the Company shall, when required by the Directors before entering upon his duties, sign a declaration pledging himself to observe a strict secrecy respecting the business of the Company and all transactions of the Company with its customers and the state of accounts with individuals, and in matters relating thereto and shall by such declaration pledge himself not to reveal any of the matters which may come to his knowledge in the discharge of his duties, except when required to do so by the Directors or by any general meeting or by a court of law or by the person to whom such matters relate, and except so far as may be necessary in order to comply with any of the provisions of these Articles.

138.	Destruction of records

The Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six years from the date of registration thereof, all notifications of change of address at any time after the expiration of two years from the date of recording thereof and all Share certificates and dividend mandates which have been cancelled or ceased to have effect at any time after the expiration of one year from the date of such cancellation or cessation.  It shall be presumed conclusively in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument duly and properly registered and every Share certificate so destroyed was a valid and effective document duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company.  Provided always that:

a)	the provision aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

b)
nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

c)	references herein to the destruction of any document include references to the disposal thereof in any manner.

139.	Untraced Shareholders

The Company may sell any Shares in the Company on behalf of a Holder, or person entitled by transmission to, the Shares, if:-

a)	the Shares have been in issue throughout the qualifying period and at least three cash dividends have become payable on the Shares during the qualifying period;

b)
no cash dividend payable on the Shares has either been claimed by presentation to the paying bank of the relative cheque or warrant or been satisfied by the crediting of any account which the Holder has with the Company, whether in the sole name of such Holder or jointly with another person or persons, or by the transfer of funds to a bank account designated by the Holder of, or person entitled by transmission to, the Shares at any time during the relevant period;

c)
the Company has not at any time during the relevant period received, so far as the Company at the end of the relevant period is then aware, any communication from the Holder of, or person entitled by transmission to, the Shares;

d)
the Company has caused advertisements giving notice of its intention to sell the Shares to be published in a leading daily newspaper with a national circulation in the State and another in a newspaper circulating in the area of the address shown in the register of the Holder of, or person entitled by transmission to, the untraced Shares, and (in either such case) a period of three months has elapsed from the date of publication of the advertisement; and

e)	the Company has given notice to the relevant departments of The Stock Exchanges of its intention to make the sale.

For the purposes of this Article:

"the qualifying period" means the period of twelve years immediately preceding the date of publication of the relevant advertisements referred to in sub-paragraph (d) above;

"the relevant period" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (a) to (e) above have been satisfied.

For the purposes of sub-paragraph (c) above, a statutory declaration that the declarant is a Director of the Company or the secretary and that the Company was not aware at the end of the relevant period of having at any time during the relevant period received any communication from the Holder of, or person entitled by transmission to, the Shares shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Shares.

If, after the publication of the advertisement referred to in sub-paragraph (d) above but before the Company has become entitled to sell the Shares pursuant to this Article, the requirements of sub- paragraph (b) or (c) above cease to be satisfied, the Company may nevertheless sell those Shares after the requirements of sub-paragraphs (a) to (e) above have been satisfied afresh in relation to them.

If during any relevant period further Shares have been issued in right of those held at the beginning of that relevant period or of any previously so issued during that relevant period and all the requirements of sub- paragraphs (b) to (e) above have been satisfied in regard to the further Shares, the Company may also sell the further Shares.

The manner, timing and terms of any sale of Shares pursuant to this Article (including but not limited to the price or prices at which the same is made) shall be such as the Directors determine, based upon advice from such bankers, brokers or other persons as the Directors consider appropriate which are consulted by it for the purposes, to be reasonably practicable having regard to all the circumstances including the number of Shares to be disposed of and the requirement that the disposal be made without delay; and the Directors shall not be liable to any person for any of the consequences of reliance on such advice.

To give effect to any sale of Shares pursuant to this Article the Directors may take such steps as the Directors consider are necessary or desirable in order to effect such sale and, for this purpose, may authorise some person to transfer the Shares in question and may enter the name of the transferee in respect of the transferred Shares in the register notwithstanding the absence of any Share certificate being lodged in respect thereof and may issue a new certificate to the transferee and an instrument of transfer executed by that person or such other method of transfer as is employed by this person shall be as effective as if it had been executed or employed by the Holder of, or person entitled by transmission to, the Shares.  The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

The Company shall account to the Holder or other person entitled to such Shares for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such Holder or other person.  Moneys carried to such separate account may be either employed in the business of the Company or invested in such investments as the Directors may think fit, from time to time.

140.	Register of Shareholders

(a)	The Register shall be kept in the manner prescribed by the Act at the Registered Office or at such other place as may be authorised by the Board from time to time consistent with the Companies Act.

(b)
The Register may be closed at such times and for such periods as the Board may from time to time decide, subject to Section 174 of the Act.  Except during such time as it is closed, the Register shall be open to inspection in the manner prescribed by the Act at such times as the Board may from time to time determine.

(c)
Unless the Board so determines, no Shareholder or intending Shareholder shall be entitled to have entered in the Register, or otherwise recognised by the Company, any indication of any trust or any equitable, beneficial, contingent, future, fractional or partial interest in any Share, and if any such entry exists or is permitted by the Board it shall not be deemed to abrogate any provision of these Articles provided that no interest will be entered in the Register unless permitted by the Act.

(d)
If the Board considers it necessary or appropriate, the Company may establish and maintain a duplicate Register at such location or locations within or outside Ireland as the Board thinks fit.  The original Register shall be treated as the register of members for the purposes of these Articles and the Act.

(e)
The Company or any agent(s) appointed by it to maintain the duplicate Register in accordance with these Articles, shall as soon as practicable and on a regular basis record or procure the recording in the original Register in such manner as to show at all times the members for the time being and the shares respectively held by them, in all respects in accordance with the Act.

141.	Indemnity

Subject to the provisions of and so far as may be permitted by the Act, every Director, Managing Director, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses, and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any proceedings or any application under the Act or under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

To the extent permitted by law, the Directors may arrange insurance cover at the cost of the Company in respect of any liability, loss or expenditure incurred by any Director or officer in relation to anything done or alleged to have been done or omitted to be done by him as Director or officer.

NAMES, ADDRESSES AND DESCRIPTION OF SUBSCRIBERS

G. S. O'B NOMINEES LIMITED.

Per. Laura MacDermott
Director

69/71 St. Stephen's Green,
Dublin 2.
Limited Liability Company

G. S. O'B TRUSTEES LIMITED.

Per. Laura MacDermott
Director

69/71 St. Stephen's Green,
Dublin 2.
Limited Liability Company

Dated this 28th day of April 1989.

Witness to the above signatures:- Margaret Fitzpatrick
69/71 St. Stephen's Green,
Dublin 2
Legal Assistant

15.